Form 10-K, Exhibit 13
period 1997-02-01
FILENES BASEMENT CORP
filed 1997-05-02
CIK 875404

                                  [COVER PAGE]














                                     LOGO
                             [FILENE'S BASEMENT]












                                     LOGO
                             [ANNUAL REPORT 1996]

--------------------------------------------------------------------------------

                   FILENE'S BASEMENT FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                         FISCAL YEAR     Fiscal Year     Fiscal Year     Fiscal Year     Fiscal Year
                                            ENDED           Ended           Ended           Ended           Ended
Dollars in millions, except per share    FEBRUARY 1,     February 3,     January 28,     January 29,     January 30,
               amounts                       1997          1996(1)           1995            1994            1993
---------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales.............................         $545.0          $582.5          $608.3          $578.8          $529.5
Operating income (loss) (2)...........           14.2           (27.3)            5.8            (1.7)           33.9
Income (loss) before extraordinary
  item and cumulative effect of a
  change in accounting principle
  (2).................................            6.5           (31.8)            1.1            (4.2)           18.7
Net income (loss) (2).................            6.5           (31.8)           (1.2)           (3.2)           18.1
Primary and fully diluted income
  (loss) per common share:
     Income (loss) before
       extraordinary item and
       cumulative effect of a change
       in accounting principle (2)....         $ 0.31          $(1.56)         $ 0.05          $(0.20)         $ 0.87
Extraordinary item....................             --              --           (0.11)             --           (0.03)
Cumulative effect of a change in
  accounting principle................             --              --              --            0.05              --
Net income (loss) (2).................         $ 0.31          $(1.56)         $(0.06)         $(0.15)         $ 0.84
                                               ======          ======          ======          ======          ======
---------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Number of stores in operation at end
  of period...........................             43              47              55              54              49
Comparable store net sales increase
  (decrease)..........................           0.7%           (5.7%)          (0.5%)          (2.3%)           0.0%
                                               ======          ======          ======          ======          ======
---------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets..........................         $182.9          $210.1          $238.9          $237.0          $215.7
Long term debt (including capital
  lease obligations)..................           10.7            38.6            39.1            25.7            25.9
Total stockholders' equity............           87.5            80.9           112.2           112.5           114.8
---------------------------------------------------------------------------------------------------------------------

(1) The fiscal year ended February 3, 1996 included 53 weeks.

(2) The fiscal year ended February 3, 1996 included a $30.1 million charge for store closures and other charges (Note M). The fiscal year ended January 28, 1995 included a $4.9 million ($3.2 million after tax) charge for store closures. The fiscal year ended January 29, 1994 included a $14.0 million ($9.4 million after tax) charge for store closures.

--------------------------------------------------------------------------------
        THE 1997 YEAR WILL BE A YEAR OF MEASURED GROWTH FOR THE COMPANY
--------------------------------------------------------------------------------

     We reported last year that Fiscal 1996 would be a year of repositioning for the Company. At that time, we rolled out a strategy for the Company's return to profitability. As you know, our management team took swift, aggressive action at the end of Fiscal 1995 to stabilize the business and ensure our long term viability. Such actions were not without substantial cost, resulting in a one-time Fiscal 1995 year end charge of $30.1 million. Postured to move forward, the challenge then facing our management team was to execute a fundamental profit driven strategy that, while impacting same store sales, would drive higher margin sales to the bottom line.

     We are pleased to report the success of this strategy. Our restructuring of store operations, reduction in promotional sales events, improvement in same store sales and reduced penetration of low margin retail stocks, all contributed to a greater than 400 basis point increase in gross margin percent and, in combination with cost cutting and containment measures, resulted in the Company's return to profitability. In stark contrast to the adverse media coverage that marred Fiscal 1995, one analyst recently published that the Company was, "orchestrating a classic retail turnaround, still in the early innings."

     With the solid foundation built in Fiscal 1996, the focus of our management team has shifted to growing same store sales, coupled with moderate expansion within existing markets. In March, 1997 we opened a new 39,000 square foot store in Oak Brook, Illinois and in April we opened a 30,000 square foot store in Skokie, Illinois.

     Our financial position was steadily fortified during Fiscal 1996 and we re-established our financial credibility with the business and financial communities. In May, 1996, we were successful in negotiating a refinancing of our revolving credit and term loan facility on significantly more favorable terms than the previous arrangement, thereby affording us greater operating flexibility and the financial resources to execute our strategies. We reduced our average interest rate for the year on revolving loans to 8.5% from 9.2% the prior year. In addition, effective in February, 1997, interest rates on both the revolving credit facility and term loan were further reduced by one-half of one per cent as a result of our achieving a predetermined financial target for Fiscal 1996. We ended the year with available borrowing capacity under the new agreement in excess of $40 million versus $29 million at the end of Fiscal 1995.

     Fiscal 1996 operations provided over $45 million of cash, which included $9.6 million of federal income tax refunds. In contrast, Fiscal 1995 operations used approximately $4 million of cash. In addition, demonstrative of a distinct favorable change in the perception of our financial condition by our trade creditors, we currently enjoy substantially increased lines of credit with third party factors. Further exemplary of this positive change in the trades' view of our financial stability is the fact that over $10 million of net positive cash flow from operating net assets was related to an increase in trade payables as a result of extended payment terms.

     We are extremely gratified by the Fiscal 1996 results and, while much has been achieved, we must now move to the next level. Our mission is to sustain and enhance profitability through both our existing core stores and future growth. We continue to be driven by the support and encouragement of our employees, customers and shareholders and we are committed to the enhancement of shareholder value.

            Sincerely,

      /s/ Samuel J. Gerson                      /s/ Mone Anathan, III

      Samuel J. Gerson                          Mone Anathan, III

--------------------------------------------------------------------------------
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

     The Company's fiscal year ends on the Saturday closest to January 31 in each year. The fiscal years ended February 1, 1997 and January 28, 1995 included 52 weeks versus Fiscal 1995, which ended on February 3, 1996 and included 53 weeks.

                                   52       53       52
                                  WEEKS    weeks    weeks
                                  ENDED    ended    ended
                                 FEB 1,   Feb 3,   Jan 28,
                                  1997     1996     1995
                                 -------  -------  -------
Net sales.......................  100.0%   100.0%   100.0%
                                  ------   ------   ------
Cost of sales, including buying,
  receiving and occupancy
  costs.........................   75.6%    79.7%    76.7%
                                  ------   ------   ------
    Gross profit................   24.4%    20.3%    23.3%
Selling, general and
administrative expenses.........   21.5%    22.8%    21.3%
Amortization of intangible
  assets and beneficial
  operating lease rights........    0.3%     0.2%     0.2%
Charge for store closings.......      --     2.0%     0.8%
                                  ------   ------   ------
    Operating income (loss).....    2.6%    (4.7%)    1.0%
Interest expense, net...........    0.7%     0.8%     0.6%
Income (loss) before income
  taxes and extraordinary item..    1.9%    (5.5%)    0.4%
Income tax provision (benefit)..    0.7%    (0.1%)    0.2%
                                  ------   ------   ------
Income (loss) before
  extraordinary item............    1.2%    (5.4%)    0.2%
Extraordinary item:
  Loss on debt repurchase, net
  of tax benefit................      --       --    (0.4%)
                                  ------   ------   ------
Net income (loss)...............    1.2%    (5.4%)   (0.2%)
                                  ======   ======   ======

     Fiscal 1995 saw unit retail prices decline to their lowest levels in almost two decades as a result of industry wide store closings, consolidations and bankruptcies. The highly promotional competitive marketplace created by the attendant liquidation of surplus inventories took a severe toll on margins and operating results.

     At the end of Fiscal 1995, management put into motion a plan that would posture the Company for a return to profitability in Fiscal 1996. The Fiscal 1995 cost of this plan was a one-time $30.1 million charge to cover the costs associated with remaining lease obligations on closed stores, the write-off of leasehold improvements, severance payments, inventory cost markdowns related to the exiting of certain lines of apparel and the write-off of unproductive assets.

     As a result, the Company entered Fiscal 1996 with a core of historically profitable stores, significantly reduced inventory levels, the foundation for a commitment to an expanded assortment of better and designer names, a profit driven strategy that included a reduction in the mix of lower margin retail stocks and a move away from a number of low or no margin promotional events.

FISCAL 1996 VERSUS FISCAL 1995

     Net sales for Fiscal 1996 decreased $37.5 million, or 6%, from Fiscal 1995 to $545.0 million. Comparable store sales for Fiscal 1996 were up 1% versus the comparable 52 week period last year. During the first quarter of Fiscal 1996, four of the stores included in the Fiscal 1995 charge for store closings were closed. The four closed stores accounted for net sales of $1.4 million and $20.6 million in Fiscal 1996 and Fiscal 1995, respectively, and direct store contribution losses of $0.2 million and $0.5 million, respectively. In addition, the Braintree, MA store was closed from May, 1996 through mid-August, 1996 for a major remodeling in connection with a reconstruction of the shopping mall by its owners. No new stores were opened during Fiscal 1996. The total number of stores in operation at the end of the year was 43 versus 47 for Fiscal 1995.

     Gross profit increased by $14.8 million to $132.9 million, or 12.5%. As a percentage of sales, gross profit increased 4.1% from last year. This improvement in profitability was primarily the result of a significant reduction in the number of promotional sales events in combination with improved comp sales performance and a lower mix of low margin retail stocks. In addition, Fiscal 1995 gross profit was impacted by cost markdowns in the fourth quarter related to the exiting of certain lines of apparel and the Fiscal 1995 store closing plan.

     Selling, general and administrative expenses decreased 11.6% over Fiscal 1995, primarily due to the elimination of operating expenses directly related to closed stores as well as the favorable effects of the Company's continuing overall expense control initiatives.

     During the fourth quarter of Fiscal 1995, the Company recorded an $11.4 million charge in connection with planned store closures, including $0.8 million related to Fiscal 1994 planned closures not covered by the original reserve. The $11.4 million charge included reserves for estimated costs associated with remaining lease obligations, write-offs and losses related to leasehold improvements and severance costs. As of February 1, 1997, approximately $3.1 million of these reserves remain, which the Company believes is adequate to cover future costs.

     Net interest expense decreased 24.2% to $3.7 million from $4.9 million in Fiscal 1995. This decrease was the result of the Company's refinancing in May, 1996 of its previously existing $50.0 million revolving credit facility and $35.0 million of fixed rate debt. The new revolving credit and term loan agreement includes a $65.0 million revolving credit facility and a $10.0 million term loan at substantially more favorable interest rates than the previous arrangement. (See Liquidity and Capital Resources)

     For Fiscal 1996, income before income taxes was $10.4 million, or $0.50 per share, compared to a loss of $32.2 million, or $1.58 per share in Fiscal 1995. The income tax provision for the year was $4.0 million versus a benefit last year of $0.4 million. The Fiscal 1995 benefit was net of a write off of $6.3 million of deferred tax assets in order to reduce such assets to a level which, based on information available at the time, would more likely than not be realized.

     Net income for Fiscal 1996 was $6.5 million, or $0.31 per share, compared to a net loss last year of $31.8 million, or $1.56 per share.

FISCAL 1995 VERSUS FISCAL 1994

     Net sales for the 53 week 1995 fiscal year decreased $25.8 million, or 4%, from the 52 week 1994 fiscal year to $582.5 million. Comparable store sales for the 53 week Fiscal 1995 were down 6% versus the comparable 53 week period in Fiscal 1994. This sales decline was attributable to several factors, which were primarily driven by the continuation in Fiscal 1995 of the general softness in the apparel industry. Sales were further affected by abnormally harsh weather conditions in December, 1995 and January, 1996 and a major mall reconstruction undertaken by the owners of the South Shore Plaza in Braintree, MA. During Fiscal 1995, ten stores were closed based on their inability to achieve and maintain profitability objectives and an assessment of their future prospects for positive contribution. Two stores were opened during Fiscal 1995. The total number of stores in operation at the end of the Fiscal 1995 was 47. The ten closed stores accounted for net sales of $14.0 million and $53.5 million in Fiscal 1995 and 1994, respectively, and direct store contribution losses of $2.1 million and $0.0 million, respectively.

     Gross profit decreased by $23.7 million, or 16.7%, to $118.1 million. As a percentage of sales, gross profit declined 3.0% from Fiscal 1994. This decline in profitability resulted primarily from higher markdowns associated with inventory liquidations related to the store closings discussed below and markdowns associated with the exit from certain lines of business and a higher mix of lower margin retail stocks.

     Selling, general and administrative expenses increased 2.2% over Fiscal 1994, primarily due to the write-off of certain impaired assets, including computer hardware that previously supported systems that have been displaced in connection with the ongoing information systems development program.

     During the fourth quarter of Fiscal 1995, the Company recorded a $10.6 million charge in connection with the planned closure of eight stores; one store was closed in Fiscal 1995. At February 3, 1996, a reserve of $9.7 million remained to cover the costs associated with the remaining locations.

     In January, 1995, the Company recorded a charge of $4.9 million ($3.2 million after-tax) reflecting the expenses primarily associated with the closure of nine stores. Five stores were closed by the end of February, 1995. The cost to close the nine locations totaled $5.7 million. In the fourth quarter of Fiscal 1995, the Company recorded an additional $0.8 million charge related to lease obligations associated with these store closures which were not covered by the original reserve.

     All charges in connection with the closure of stores include estimated costs in association with remaining lease obligations, write-offs and losses related to leasehold improvements, severance payments and related exit costs.

     The eight stores included in the Fiscal 1995 closing reserve recorded sales in Fiscal 1995 and 1994 of $46.3 million and $54.6 million, respectively, and direct store contribution of $0.0 million and $2.7 million, respectively.

     The nine stores included in the Fiscal 1994 closing reserve recorded sales in Fiscal 1995 and 1994 of $10.0 million and $47.5 million, respectively, and direct store contribution (loss) of $(1.8) million and $(0.1) million, respectively.

     Net interest expense in Fiscal 1995 increased 33.9% to $4.9 million from $3.7 million in Fiscal 1994. This increase was the result of greater usage of the revolving credit facility in Fiscal 1995 at higher average interest rates. Average balances under the line were $16.5 million and $5.5 million in Fiscal 1995 and 1994, respectively, at average interest rates of 9.19% and 7.05%, respectively.

     For Fiscal 1995, loss before income taxes and extraordinary item was $32.2 million, or $1.58 per share, compared to income of $2.1 million, or $0.10 per share in Fiscal 1994. Income tax provision (benefit) was a benefit of $(0.4) million versus a provision in Fiscal 1994 of $1.0 million. The Fiscal 1995 benefit is net of a write-off of $6.3 million of deferred tax assets which, based on information available at the time, reduced the deferred tax assets to a level which, more likely than not, would be realized.

     Net loss for Fiscal 1995 was $31.8 million, or $1.56 per share, compared to a net loss in Fiscal 1994 of $1.2 million, or $0.06 per share. Fiscal 1994 included an extraordinary loss of $2.3 million (net of a $1.2 million tax benefit), or $0.11 per share, related to the write-off of deferred debt financing costs, deferred debt discount, bond premium and closing costs in conjunction with the repurchase of the Company's 12.75% subordinated debentures.

     During the fourth quarter of Fiscal 1995, the Company recorded aggregate charges of $30.1 million, including the aforementioned store closing charge of $11.4 million, in connection with a strategic repositioning of the Company. The charges included $15.9 million of inventory cost markdowns related to the exiting of certain lines of apparel and the Fiscal 1995 store closing plan and certain other one-time SG&A charges previously mentioned. Excluding the effects of the fourth quarter charge of $30.1 million, loss before income taxes and extraordinary items was $2.1 million, or $0.10 per share in Fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     During Fiscal 1996, cash provided by operations was $45.1 million, compared to cash used by operations of $3.5 million in the prior year. Operating cash included net positive cash flow from operating assets and liabilities of $22.9 million, comprised primarily of the receipt in May, 1996 of $9.6 million of federal income tax refunds resulting from the carryback of net operating losses, the replacement of approximately $10.5 million of cash on deposit with factors with standby letters of credit and an increase in merchandise payables of approximately $10.3 million.

     During the fourth quarter of Fiscal 1995, the Company recorded aggregate charges of $30.1 million, including the aforementioned store closing charge of $11.4 million in connection with a strategic repositioning of the Company. Of the aggregate charges, $20.7 million were noncash related and, of the cash portion, which is primarily comprised of ongoing lease obligations, $4.2 million was paid out in Fiscal 1996.

     On May 23, 1996, the Company entered into a Revolving Credit and Term Loan Agreement (the "Agreement") as amended June 28, 1996, which replaced the Amended and Restated Credit and Override Agreement dated October 13, 1995, as amended October 31, 1995, December 8, 1995 and February 3, 1996. The Agreement includes a $65.0 million revolving credit facility and a $10.0 million term loan, replacing a $50.0 million revolving credit facility and $35.0 million of fixed rate debt. The new facility, which granted to the lenders a security interest in all of the Company's assets, expires on June 30, 1999 when all outstanding loans thereunder mature.

     Although the aggregate facility under the Agreement is $10.0 million less than the previous arrangement, the Company's borrowing capacity has actually been enhanced as a result of a broader borrowing base formula and lower overall debt levels. The aforementioned federal tax refunds were applied to reduce outstanding debt.

     Availability under the Agreement is determined based on a higher advance rate against eligible inventory than under the previous arrangement and also provides for advances against eligible receivables and domestic letters of credit, which previously were not included in the borrowing base. Further, under the previous arrangement, the $35.0 million of fixed rate debt was a standing use of availability, while under the Agreement, the $10.0 million term loan is not considered in the determination of availability.

     During Fiscal 1996, under the Agreement, advances against eligible inventory and receivables were at interest rates of either prime plus 0.50% or LIBOR plus 2.50% versus prime plus 1.00%, with increases of 50 basis points in the first and second quarters of Fiscal 1996, under the previous arrangement. The term loan bears interest at either prime plus 0.75% or LIBOR plus 2.75% versus the previously outstanding fixed rate debt, which had an effective interest rate of 10.32% over the life of the arrangement. Effective February 4, 1997, interest rates on the revolver and term loans were reduced one-half of one percent due to the Company's achievement of a predetermined financial target for Fiscal 1996.

     Mandatory payments of the term loan principal are required upon the occurrence of certain events. Based on the outstanding principal balance on the first anniversary date of the loan, principal payments are due in eight equal quarterly installments commencing September 30, 1997. During Fiscal 1996, after an assessment of its current needs, the Company announced the closing of its Somerville Distribution Center. Any net proceeds from the sale of the Somerville facility are required to be applied to the outstanding principal of the term loan. In the event the outstanding principal balance of the term loan on the first anniversary is greater than $4.0 million, the interest rate on the term loan only, will be permanently increased by 1.0%.

     The Agreement contains new financial covenants which are less restrictive than the previous requirements, thereby providing the Company with greater operating flexibility. For Fiscal 1996, the most restrictive covenant of the Agreement mandated cumulative minimum earnings before interest, taxes, depreciation and amortization. During Fiscal 1996 and as of February 1, 1997, the Company was in compliance with all covenants of the previous and current arrangements.

     As of February 1, 1997, the Company had $18.3 million of working capital and $40.7 million of remaining credit availability versus $29.0 million and $7.0 million, respectively, as of February 3, 1996. As of February 1, 1997, outstanding obligations under the Agreement were $11.0 million, including the $10.0 million term loan, and the Company had $16.0 million in letter of credit commitments. As of February 3, 1996, the Company had outstanding loans and letter of credit commitments of $23.1 million, in addition to the $35.0 million in fixed rate debt. During Fiscal 1996, average revolver borrowings outstanding were $17.0 million at an average interest rate of 8.5% versus $16.5 million and 9.19%, respectively, during Fiscal 1995. Maximum loan usage under revolving loan facilities during Fiscal 1996 and Fiscal 1995 was $32.8 million and $32.0 million, respectively.

     Short term trade credit represents a significant source of financing for merchandise inventories. Trade credit arises from the willingness of the Company's vendors to grant certain payment terms for inventory purchases.

     The Company has never paid a cash dividend and has no plans to pay dividends on its Common Stock.

     The Company's business is seasonal, reflecting increased consumer demand in the fall season. Accordingly, the second half of each fiscal year provides a greater portion of the Company's annual sales and operating profit than does the first half. The Company increases its inventory levels throughout the spring and early fall, peaking for the Christmas season.

     The Company believes it has in place arrangements involving short term lines and letter of credit commitments with vendors and third party factors, which, in addition to the aforementioned Agreement and internally generated working capital, are adequate for it to meet its seasonal inventory needs, operating expenses and anticipated capital expenditure requirements for Fiscal 1997.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This Annual Report contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, including references to future growth and improved margins. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. Factors which may cause actual results to differ materially from those indicated by such forward-looking statements include: (i) economic and weather conditions which affect the buying patterns of the Company's customers (ii) actions of the Company's competitors and the Company's ability to respond to such actions (iii) the continued support of the Company's numerous vendors and third party factors in the form of short-term trade credit through extended payment terms and letters of credit
(iv) a decrease in the Company's available funds under its existing credit facility due to the impairment or ineligibility of a significant portion of its borrowing base (v) the continued success of the Company's efforts to implement planned strategic initiatives and (vi) unexpected store closings and the related higher markdowns associated with inventory liquidations.

--------------------------------------------------------------------------------
        FILENE'S BASEMENT CORP. CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

For the fiscal years ended                                        FEBRUARY 1,    February 3,    January 28,
Dollars in thousands, except share and per share amounts             1997           1996           1995
-----------------------------------------------------------------------------------------------------------
Net sales (Note B).............................................      $545,025       $582,509       $608,303
Cost of sales, including buying, receiving and occupancy
  costs........................................................       412,155        464,411        466,444

                                                                     --------       --------       --------
     Gross profit..............................................       132,870        118,098        141,859
Selling, general and administrative expenses...................       117,238        132,666        129,859
Amortization of intangible assets and beneficial operating
  lease rights (Note B)........................................         1,467          1,352          1,352
Charge for store closings (Note M).............................            --         11,377          4,892
                                                                     --------       --------       --------
     Operating income (loss)...................................        14,165        (27,297)         5,756
Interest expense, net of $213, $227 and $421 of interest income
  (Note F).....................................................         3,735          4,927          3,679
                                                                     --------       --------       --------
-----------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item.......        10,430        (32,224)         2,077
Income tax provision (benefit) (Note H)........................         3,964           (433)           983
                                                                     --------       --------       --------
Income (loss) before extraordinary item........................         6,466        (31,791)         1,094
Extraordinary item: loss on debt repurchase, net of tax benefit
  (Note F).....................................................            --             --         (2,335)
                                                                     --------       --------       --------
-----------------------------------------------------------------------------------------------------------
Net income (loss)..............................................      $  6,466       $(31,791)      $ (1,241)
                                                                     ========       ========       ========
-----------------------------------------------------------------------------------------------------------
Primary and fully diluted earnings per share (Note B):
  Income (loss) before extraordinary item......................      $   0.31       $  (1.56)      $   0.05
  Extraordinary item (Note F)..................................            --             --          (0.11)
-----------------------------------------------------------------------------------------------------------
Net income (loss)..............................................      $   0.31       $  (1.56)      $ (0.06)
                                                                     ========       ========       ========
-----------------------------------------------------------------------------------------------------------
Weighted average number of common and common equivalent shares outstanding:
     Primary and fully diluted.................................    21,064,090     20,402,543     21,076,704
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
             FILENE'S BASEMENT CORP. CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                           FEBRUARY 1,       February 3,
Dollars in thousands (except share amounts)                                   1997              1996
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents (Note B)....................................      $    462          $    464
  Inventories (Note B)..................................................        88,763            85,777
  Other current assets (Note C).........................................         9,363            26,534
                                                                              --------          --------
     Total current assets...............................................        98,588           112,775
Property, plant and equipment, net (Notes B and D)......................        53,305            67,278
Beneficial operating lease rights, net of $11,167 and $9,853 of
  accumulated amortization (Notes B and G)..............................        14,811            16,125
Assets held for sale (Note D)...........................................         7,962                --
Intangible assets, goodwill and other, net of $14,900 and $14,747 of
  accumulated amortization (Note B).....................................         8,247            13,874
                                                                              --------          --------
--------------------------------------------------------------------------------------------------------
Total assets............................................................      $182,913          $210,052
                                                                              ========          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................        46,934            36,645
  Accrued expenses (Note E).............................................        29,375            33,402
  Short-term debt (Note F)..............................................         1,000            13,200
  Current portion of long term debt (Note F)............................         2,500                --
  Obligations under capital leases, due within one year (Note G)........           437               490
                                                                              --------          --------
     Total current liabilities..........................................        80,246            83,737
Reserve for store closings and other liabilities (Note M)...............         2,492             4,663
Deferred revenue (Note N)...............................................         1,999             2,166
Long-term debt (Note F).................................................         7,500            35,000
Obligations under capital leases, less portion due within one year (Note
  G)....................................................................         3,191             3,627
                                                                              --------          --------
     Total liabilities..................................................        95,428           129,193
Commitments and contingencies (Note G)
Stockholders' equity (Note J):
  Common stock, $.01 par value; authorized 70,000,000 shares; 20,658,533
     and 20,575,464 shares issued.......................................           207               206
  Additional paid-in capital............................................        86,195            86,048
  Retained earnings (accumulated deficit)...............................         1,099            (5,367)
  Unamortized restricted stock compensation.............................            --               (12)
  Cost of 75,000 common shares in treasury..............................           (16)              (16)
                                                                              --------          --------
Total stockholders' equity..............................................        87,485            80,859
                                                                              --------          --------
--------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity..............................      $182,913          $210,052
                                                                              ========          ========

--------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
               FILENE'S BASEMENT CORP. CONSOLIDATED STATEMENTS
                      OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

For the fiscal years ended February 1, 1997, February 3, 1996 and January 28,
1995
Dollars in thousands, except share amounts

                                                    Common                            Unamortized
                                                     Stock     Additional              Restricted                   Total
                                                   Par value    Paid-in     Retained     Stock       Treasury   Stockholders'
                                                     $0.01      Capital     Earnings  Compensation    Stock        Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance at January 29, 1994......................       $204      $85,559   $27,665          $(889)      $(16)       $112,523
Issuance of 83,986 and 49,907 shares through
  exercise of stock options and employee stock
  purchase plan, respectively....................          1          321                                                 322
Issuance of 5,480 shares of restricted stock,
  less amortization of $13.......................          0           50                      (37)                        13
Cancellation of 105,000 shares of restricted
  stock, less amortization of $210...............         (1)        (678)                     889                        210
Tax benefit from exercise of stock options.......                     226                                                 226
Minimum pension liability adjustment.............                     118                                                 118
Net loss.........................................                            (1,241)                                   (1,241)
                                                        ----      -------   -------          -----       ----        --------
-----------------------------------------------------------------------------------------------------------------------------
Balance at January 28, 1995......................       $204      $85,596   $26,424          $ (37)      $(16)       $112,171
                                                        ----      -------   -------          -----       ----        --------
Issuance of 122,546 and 53,144 shares through
  exercise of stock options and employee stock
  purchase plan, respectively....................          2          316                                                 318
Amortization related to 5,480 shares of
  restricted stock...............................                                               25                         25
Tax benefit from exercise of stock options.......                     136                                                 136
Net loss.........................................                           (31,791)                                  (31,791)
                                                        ----      -------   -------          -----       ----        --------
-----------------------------------------------------------------------------------------------------------------------------
Balance at February 3, 1996......................       $206      $86,048   $(5,367)         $ (12)      $(16)       $ 80,859
                                                        ----      -------   -------          -----       ----        --------
Issuance of 42,659 and 40,731 shares through
  exercise of stock options and employee stock
  purchase plan, respectively....................          1          147                                                 148
Amortization related to 5,480 shares of
  restricted stock...............................                                               12                         12
Net income.......................................                             6,466                                     6,466
                                                        ----      -------   -------          -----       ----        --------
-----------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1997......................       $207      $86,195    $1,099          $   0      $ (16)       $ 87,485
                                                        ====      =======    ======          =====      =====        ========

--------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
      FILENE'S B ASEMENT C ORP. C ONSOLIDATED S TATEMENTS OF C ASH F LOWS
--------------------------------------------------------------------------------

For the fiscal years ended                                         FEBRUARY 1,    February 3,    January 28,
Dollars in thousands                                                  1997           1996           1995
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss).............................................     $   6,466     $  (31,791)    $   (1,241)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operations:
     Charge for store closings..................................            --         11,377          4,892
     Depreciation and amortization..............................        12,271         13,255         13,381
     Amortization related to restricted stock compensation......            12             25            223
     Loss on repurchase of subordinated debentures, net of tax
       benefit..................................................            --             --          2,335
     Deferred income taxes......................................         3,436          8,633            739
     Changes in operating assets and liabilities:
       Inventory................................................        (2,986)        31,727          4,117
       Other current assets.....................................        18,943        (15,932)          (282)
       Accounts payable.........................................        10,289        (15,315)        (9,570)
       Accrued expenses and other liabilities...................        (3,379)        (5,498)        (4,648)
                                                                     ---------     ----------     ----------
          Net cash provided by (used in) operating activities...        45,052         (3,519)         9,946
Cash flows from investing activities:
     Purchase of property, plant and equipment and other........        (8,241)       (14,435)       (16,127)
     Proceeds from sale of leasehold interest...................           728            572            424
                                                                     ---------     ----------     ----------
          Net cash used in investing activities.................        (7,513)       (13,863)       (15,703)
Cash flows from financing activities:
     Proceeds from short term borrowings........................       105,474        120,500        111,000
     Payments on short term borrowings..........................      (117,674)      (107,300)      (111,000)
     Principal payments on capital lease obligations............          (489)          (450)          (383)
     Proceeds from long term debt...............................       (25,000)            --         35,000
     Repurchase of subordinated debentures......................            --             --        (25,057)
     Proceeds from sale of common stock to employees............           148            318            322
     Tax benefit resulting from exercise of stock options.......            --            136            226
                                                                     ---------     ----------     ----------
          Net cash provided by (used in) financing activities...       (37,541)        13,204         10,108
          Net increase (decrease) in cash and cash
            equivalents.........................................            (2)        (4,178)         4,351
Cash and cash equivalents at beginning of period................           464          4,642            291
                                                                     ---------     ----------     ----------
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period......................     $     462     $      464     $    4,642
                                                                     =========     ==========     ==========
------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
     Interest paid..............................................        $3,398         $5,528         $3,684
     Income taxes paid..........................................           257            164            378

Capital lease obligations of $422 were incurred when the Company entered into capital leases during the year ended January 28, 1995. No capital lease obligations were incurred during the years ended February 1, 1997 and February 3, 1996.
--------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
       FILENE'S BASEMENT CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         A.  ORGANIZATION AND BASIS OF

                                  PRESENTATION

--------------------------------------------------------------------------------

     In June 1988, Filene's Basement Corp. (the "Company"), which was organized by the management of the Filene's Basement division of Federated Department Stores, Inc. ("Federated"), entered into a stock purchase agreement with Federated whereby, on July 29, 1988, the Company purchased all of the outstanding capital stock of Filene's Basement, Inc. The transaction was treated as a purchase and the excess of the purchase price over the book value of the net assets acquired was allocated to the acquired assets based on their relative fair values. Filene's Basement, Inc. operates a chain of off-price specialty apparel stores located in the New England states, New York, New Jersey, Pennsylvania, Illinois, Minnesota, Virginia and Washington, D.C.

--------------------------------------------------------------------------------

                 B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

--------------------------------------------------------------------------------

FISCAL YEAR

     The Company's fiscal year ends on the Saturday closest to January 31. The fiscal years ended on February 1, 1997 (Fiscal 1996) and January 28, 1995 (Fiscal 1994) included 52 weeks versus Fiscal 1995, which ended on February 3, 1996 and included 53 weeks.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Filene's Basement Corp. and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

BASIS OF PRESENTATION

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, demand deposits and short-term investments with maturities less than three months at the time of the initial investment.

MERCHANDISE INVENTORIES

     Merchandise inventories are stated at the lower of cost (determined by the retail method on a first-in, first-out basis) or market.

SALES

     The net sales amounts include approximately $30,349,000, $32,263,000 and $31,436,000 of leased departments sales for the fiscal years ended February 1, 1997, February 3, 1996 and January 28, 1995, respectively.

DEPRECIATION AND AMORTIZATION

     For financial reporting purposes, the Company provides for depreciation by use of the straight-line method over the estimated useful lives of the assets. Any gain or loss from the disposal of assets is included in income when realized. Leasehold improvements are being amortized over the shorter of their useful lives or the lease period.

BENEFICIAL OPERATING LEASE RIGHTS

     Beneficial operating lease rights represent the benefit assigned to favorable lease terms on existing operating leases at the date of acquisition. Beneficial operating lease rights are being amortized over the remaining terms of the leases (from 5 to 16 years) by use of the straight-line method.

INTANGIBLE ASSETS AND GOODWILL

     The Company has recorded goodwill and certain intangible assets at their fair value when acquired. The intangible assets are being amortized on a straight line basis over their estimated lives ranging from 6 months to 5 years while goodwill is being amortized over 40 years. The Company accounts for long-lived and intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." The Company continually reviews its intangible assets for events or changes in circumstances which might indicate the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of the assets by determining whether the amortization of such long-lived and intangi-ble assets can be recovered over their remaining lives through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company's average cost of funds. At February 1, 1997, no such impairment of assets was indicated.

STOCK-BASED COMPENSATION

     Effective February 4, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at the intrinsic value with disclosure of the effects of the fair value accounting on net income and earnings per share on a pro-forma basis.

OTHER

     Preopening costs are charged to expense within the fiscal year that a new store opens.

     Advertising costs are charged to expense as incurred.

COMPUTATION OF INCOME PER COMMON SHARE

     Income per common share is computed using the weighted average number of common and dilutive common equivalent shares (stock options) outstanding during each period. In February, 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure Information about Capital Structure" effective for fiscal years ending after December 15, 1997. Earlier adoption is not permitted. The Company's adoption of SFAS No. 128 for fiscal 1997 will not materially impact its earnings per share calculation and the adoption of SFAS No. 129 will have no impact on the Company's current disclosures.

RECLASSIFICATION

     Certain prior year balances have been reclassified to conform with the current year presentation.

--------------------------------------------------------------------------------
                            C.  OTHER CURRENT ASSETS
--------------------------------------------------------------------------------

     The major components of other current assets are as follows (in thousands):

--------------------------------------------------------------------------------

                                FEBRUARY 1,  February 3,
                                    1997         1996
--------------------------------------------------------------------------------
Accounts receivable.........       $1,940      $ 1,677
Notes receivable............        2,106          334
Prepaid taxes...............          234        8,990
Other prepaids..............        5,083       15,533
                                   ------      -------
------------------------------------------------------
Total other current
  assets....................       $9,363      $26,534
                                   ======      =======

--------------------------------------------------------------------------------
                       D.  PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------

     Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. Major additions and improvements are capitalized, while repairs and maintenance are expensed as incurred. Property, plant and equipment at February 1, 1997 and February 3, 1996 consisted of the following (in thousands):

--------------------------------------------------------------------------------

                       Estimated
                       Remaining
                      Useful Life  FEBRUARY 1,  February 3,
                        (Years)       1997         1996
--------------------------------------------------------------------------------
Land..............           --     $     --     $  2,160
Leasehold costs
  and
  improvements....      1 to 15       39,739       40,832
Furniture,
  fixtures and
  equipment.......       3 to 7       62,430       65,690
Building..........           --           --        8,798
Capital leases....       1 to 7        6,347        6,347
Construction in
  progress........           --        6,720        3,844
                                    --------     --------
                                     115,236      127,671
Less accumulated
  depreciation and
  amortization....                   (61,931)     (60,393)
                                    --------     --------
--------------------------------------------------------------------------------
Net property plant
  and equipment...                  $ 53,305     $ 67,278
                                    ========     ========

     Assets held for sale, with a lower of cost or market value of approximately $7,962,000, represents land, building and fixtures related to the Somerville Distribution Center.

     Depreciation expense for the fiscal years ended February 1, 1997, February 3, 1996 and January 28, 1995
aggregated approximately $10,327,000, $11,426,000 and $11,577,000, respectively.

     Accumulated depreciation and amortization includes accumulated amortization of capital leases of approximately $3,911,000 and $3,433,000, at February 1, 1997 and February 3, 1996, respectively.

-------------------------------------------------------------------------------

                              E.  ACCRUED EXPENSES
-------------------------------------------------------------------------------

     The major components of accrued expenses are as follows (in thousands):

-------------------------------------------------------------------------------

                                 FEBRUARY 1,  February 3,
                                       1997         1996
-------------------------------------------------------------------------------
Taxes other than income taxes..    $1,221       $1,584
Employee compensation and
  benefits..................        9,563        8,588
Accrued insurance...........        1,843        1,672
Accrued rent................        7,362        7,228
Liability for merchandise
  credits and gift
  certificates..............        2,761        2,370
Accrued income taxes........        1,698        1,840
Reserve for store
  closings..................        2,777        6,841
Other.......................        2,150        3,279
                                  -------      -------
-------------------------------------------------------------------------------
Total accrued expenses......      $29,375      $33,402
                                  =======      =======

-------------------------------------------------------------------------------

                         F.  SHORT-TERM BORROWINGS AND
                                 LONG-TERM DEBT
-------------------------------------------------------------------------------

     On May 23, 1996, the Company entered into a Revolving Credit and Term Loan Agreement (the "Agreement") as amended June 28, 1996, which replaced the Amended and Restated Credit and Override Agreement dated October 13, 1995, as amended on October 31, 1995, December 8, 1995 and February 3, 1996. The Agreement expires, and all loans outstanding thereunder mature, on June 30, 1999 and includes a $65.0 million revolving credit facility and a $10.0 million term loan, which replaced a $50.0 million revolving credit facility and $35.0 million of fixed rate debt.

     Although the aggregate facility under the Agreement is $10.0 million less than the previous arrangement, the Company's borrowing capacity under the Agreement has actually been enhanced as a result of a broader borrowing base formula and lower overall debt levels. In May, 1996, the Company received federal tax refunds totalling $9.6 million related to net operating losses carried back to offset prior years' taxable income, which was applied to reduce outstanding debt. Availability under the Agreement is determined based on a higher advance rate against eligible inventory than under the previous arrangement and also provides for advances against eligible receivables and domestic letters of credit, which previously were not included in the borrowing base. Further, under the previous arrangement, the $35.0 million of fixed rate debt was a standing use of availability, while under the Agreement, the $10.0 million term loan is not considered in the determination of availability.

     During Fiscal 1996, under the Agreement, advances against eligible inventory and receivables were at interest rates of either prime plus 0.50% or LIBOR plus 2.50% versus prime plus 1.00%, with increases of 50 basis points in the first and second quarters of Fiscal 1996, under the previous arrangement. The term loan bears interest at either prime plus 0.75% or LIBOR plus 2.75% versus the previously outstanding fixed rate debt, which had an effective interest rate of 10.32% over the life of the arrangement. Effective February 4, 1997, interest rates on the revolver and term loans were reduced one-half of one per cent due to the Company's achievement of a predetermined financial target for Fiscal 1996.

     Mandatory payments of the term loan principal are required upon the occurrence of certain events. Based on the outstanding principal balance on the first anniversary date of the loan, principal payments are due in eight equal quarterly installments commencing September 30, 1997. During Fiscal 1996, after an assessment of its current needs, the Company announced the closing of its Somerville Distribution Center. Any net proceeds from the sale of the Somerville facility are required to be applied to the outstanding principal of the term loan. In the event the outstanding principal balance of the term loan on the first anniversary is greater than $4.0 million, the interest rate on the term loan only, will be permanently increased by 1.0%.

     The Agreement contains new financial covenants which are less restrictive than the previous covenants, thereby providing the Company with greater operating flexibility. For Fiscal 1996, the most restrictive covenant of the Agreement mandates cumulative minimum earnings before interest, taxes, depreciation and amortization for specified periods during the term of the Agreement. During Fiscal 1996 and as of February 1, 1997, the Company was in compliance with all covenants of the previous and current arrangements.

     As of February 1, 1997, the Company had $40.7 million of remaining credit availability. As of that date, outstanding obligations under the Agreement were $11.0 million, including the $10.0 million term loan, and the Company had $16.0 million in letter of credit commitments. As of February 3, 1996, the Company had outstanding loans and letter of credit commitments under the Agreement of $13.2 million and $9.9 million, respectively, in addition to the $35.0 million in fixed rate debt. During Fiscal 1996, average revolver borrowings outstanding were

$17.0 million at an average interest rate of 8.5% versus $16.5 million and 9.19%, respectively, during Fiscal 1995. Maximum loan usage under the revolving credit facilities during Fiscal 1996 and Fiscal 1995 was $32.8 million and $32.0 million, respectively.

     During the year ended January 28, 1995, the Company purchased its then outstanding 12.75% debentures, due July 15, 2000, having a face value of $22,230,000 for $24,591,938 or 110.625%. The extraordinary loss of $2,335,000
(net of $1,245,000 of tax benefit) reflects the write-off of deferred debt financing costs, deferred debt discount, bond premium and closing costs in conjunction with the repurchase of the subordinated debentures.

-------------------------------------------------------------------------------
                                G.  COMMITMENTS
-------------------------------------------------------------------------------

     The Company is committed under long-term operating leases for the rental of certain real estate, fixtures and equipment. The leases range from 2 to 25 years and have varying renewal options.

     The Company is generally required to pay insurance, real estate taxes and other operating expenses and in some cases rentals based on a percentage of sales. Future minimum lease payments as of February 1, 1997 are as follows:

-------------------------------------------------------------------------------

Fiscal years ended                    (in thousands)
-------------------------------------------------------------------------------
1998.............................          $ 23,459
1999.............................            24,193
2000.............................            24,117
2001.............................            22,957
2002.............................            20,261
Later years......................            99,409
                                           --------
-------------------------------------------------------------------------------
Total............................          $214,396
                                           ========

     In accordance with purchase accounting requirements, the Company recorded an asset of $26,128,000 at the acquisition date, which represents the benefit related to favorable lease terms on existing operating leases. Rent expense for the years ended February 1, 1997, February 3, 1996 and January 28, 1995, excluding amortization of these beneficial lease rights, was approximately $30,364,000, $33,051,000 and $32,870,000, respectively. Rent expense for these periods include $2,220,622, $2,598,000 and $2,805,000, respectively, for contingent rent based on sales.

     The Company also leases real estate and various computer equipment under capital leases with remaining terms ranging from 1 to 7 years. The total future minimum lease payments, as of February 1, 1997, for all capital leases are as follows:

-------------------------------------------------------------------------------

Fiscal years ended                  (in thousands)
-------------------------------------------------------------------------------
1998.............................          $   760
1999.............................              700
2000.............................              700
2001.............................              700
2002.............................              700
Later years......................            1,400
                                           -------
Total minimum lease payments.....            4,960
Less: amount representing
  interest.......................           (1,332)
                                           -------
-------------------------------------------------------------------------------
Net total........................          $ 3,628
                                           =======

-------------------------------------------------------------------------------
                               H.  INCOME  TAXES
-------------------------------------------------------------------------------

     The provision (benefit) for income taxes on income (loss) for the years ended February 1, 1997, February 3, 1996 and January 28, 1995 include the following (in thousands):

-------------------------------------------------------------------------------

                      FEBRUARY 1, February 3, January 28,
                            1997        1996         1995
-------------------------------------------------------------------------------
Federal
     Current.....     $  436      $(9,331)      $ (626)
     Deferred....      2,514        8,719        1,140
State
     Current.....         91          265          570
     Deferred....        923          (86)        (101)
                      -------     -------       ------
-------------------------------------------------------------------------------
Total provision
  (benefit) for
  income taxes...     $3,964      $  (433)      $  983
                      ======      =======       ======

     In May, 1996 the Company received federal tax refunds totaling $9.6 million related to net operating losses carried back to prior years' taxable income.

     The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for the years ended February 1, 1997, February 3, 1996 and January 28, 1995:

-------------------------------------------------------------------------------

                          FEBRUARY 1, February 3, January 28,
                                1997        1996        1995
--------------------------------------------------------------------------------
Statutory federal
  income tax
  (benefit) rate....          35%        (35)%        35%
State income taxes,
  net of federal
  benefit...........           6           2           4
Other permanent
  differences.......           1           4           3
Change in valuation
  allowance.........          (4)         28           5
                              --         ---          --
-------------------------------------------------------------------------------
Effective rate......          38%         (1)%        47%
                              --         ---          --

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of February 1, 1997, February 3, 1996 and January 28, 1995 are as follows (in thousands):

-------------------------------------------------------------------------------

                        FEBRUARY 1, February 3, January 28,
                              1997        1996        1995
-------------------------------------------------------------------------------
Deferred tax assets:
Rent................    $  1,051    $  2,112    $  2,091
Insurance...........         801         950         922
Inventory...........       3,177       4,928       3,256
Compensation........       3,302       3,093       2,650
Contributions
  carryforward......       1,361          --       1,501
Reserves for store
  closings..........       2,407       5,028       4,039
Other...............         711         805         818
                        --------    --------    --------
                          12,810      16,916      15,277
Valuation
  allowance.........    $(11,644)    (12,065)     (3,148)
                        --------    --------    --------
Net deferred
  assets............       1,166       4,851      12,129
Deferred tax
  liabilities:
Fixed assets........      (1,474)     (1,723)       (368)
                        --------    --------    --------
-------------------------------------------------------------------------------
Net deferred
  taxes.............    $   (308)   $  3,128    $ 11,761
                        ========    ========    ========

     A valuation allowance was established in Fiscal 1993, to provide for certain net operating loss carryforwards and other temporary differences generated for state income tax purposes, which the Company did not expect to realize. During the years ended January 28, 1995, February 3, 1996 and February 1, 1997, this valuation allowance was increased (decreased) by $1.7 million, $8.9 million and $(0.4) million, respectively, to adjust the deferred tax assets to a level which, based on information available at the time, the Company, more likely than not, expected to realize.

     During the year ended February 3, 1996 the Company settled an audit examination with the Internal Revenue Service. The total tax and interest paid as a result of this examination was $5.0 million. The adjustments related to the purchase price allocations established in 1989 when the Company was acquired. To the extent the assessment resulted in adjustments to the original purchase price allocation, goodwill was adjusted in accordance with SFAS No. 109.

-------------------------------------------------------------------------------
                     I.  PENSION AND THRIFT INCENTIVE PLANS
-------------------------------------------------------------------------------

     The Company has a non-contributory defined benefit pension plan covering all of its employees who have completed 1,000 hours of credited service in a given year. Benefits are based on final average compensation and years of service. The Company's funding policy is to contribute annually an amount at least necessary to satisfy the ERISA funding requirements. The plan's assets consist of investments in collective trust funds.

     In addition to the plan described above, certain key employees of the Company participate in a supplementary executive retirement plan.

     Net pension cost for the Company's plans included the following components (in thousands) for the years ended:

-------------------------------------------------------------------------------

                         FEBRUARY 1, February 3, January 28,
                               1997        1996        1995
-------------------------------------------------------------------------------
Service cost --
  benefits earned
  during the
  period............       $ 624      $ 577        $  639
Interest cost on
  projected benefit
  obligation........         632        598           532
Actual return on
  plan assets.......        (941)      (839)         (123)
Net amortization and
  deferral..........         603        626            83
                           -----      -----        ------
-------------------------------------------------------------------------------
Net periodic pension
  cost..............       $ 918      $ 962        $1,131
                           =====      =====        ======

     The following table sets forth the plans' status (in thousands) as of:

-------------------------------------------------------------------------------

                               FEBRUARY 1, February 3,
                                     1997        1996
-------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
Vested benefit obligation.....     $(6,804)     $(6,254)
                                   =======      =======
Accumulated benefit obligation..    (6,902)      (6,446)
                                   =======      =======
Projected benefit obligation
  for service rendered to
  date........................      (8,603)      (8,072)
Plan assets at fair value.....       6,421        5,054
                                   -------      -------
Projected benefit obligation
  in excess of plan assets....      (2,182)      (3,018)
Unrecognized net gain
  (loss)......................         (65)         944
Unrecognized net obligation...         223          247
Prior service cost not yet
  recognized in net periodic
  pension cost................         292          324
                                   -------      -------
-------------------------------------------------------------------------------
Accrued pension cost..........     $(1,732)     $(1,503)
                                   =======      =======

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.75% and 4.0%, respectively for Fiscal 1996 and 7.25% and 4.0%, respectively for Fiscal 1995. The expected long-term rate of return on plan assets is 9.0%.

     The Company has a thrift incentive plan to which eligible employees may make pre-tax contributions of up to 10% of their salary, as allowed under
Section 401(k) of the Internal Revenue Code. The Company contributed approximately $250,000, $167,000 and $173,000 in matching contributions to this plan for the years ended February 1, 1997, February 3, 1996 and January 28, 1995, respectively.

-------------------------------------------------------------------------------
                       J.  CAPITAL STOCK AND STOCK OPTION
                            AND STOCK PURCHASE PLANS
-------------------------------------------------------------------------------

     The Company's Restated Articles of Organization (the "Restated Articles") increased the Company's authorized capital stock to 70,000,000 shares of common stock and 2,500,000 shares of preferred stock. Under the Restated Articles, the Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to 2,000,000 shares of preferred stock, issuable in one or more classes or series, each of such class or series to have such preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors. Any class or series may have full voting rights with the common stock or superior or limited voting rights, be convertible into common stock or another security of the Company, and have such other preferences, relative rights and limitations as the Company's Board of Directors shall determine. As a result, any class or series of preferred stock could have rights which would adversely affect the voting power of the common stock. The shares of any class or series of preferred stock need not be identical.

     The Company has three stock option plans: the 1988 Stock Option Plan, the 1990 Equity Incentive Plan and the 1993 Stock Option Plan for Non-Employee Directors. Under such plans, the Company initially reserved for issuance 2,106,786, 1,100,000 and 250,000 shares of Common Stock. The 1988 Stock Option Plan provides for the grant of both incentive stock options and nonstatutory options. The term of options may not exceed 10 years and, unless otherwise specified by the Board of Directors each option will become exercisable in cumulative annual installments of 25% beginning on the second anniversary of the grant date.

     The 1990 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory options, stock appreciation rights, restricted stock, unrestricted stock, deferred stock grants and performance awards. Option terms may not exceed 10 years and options will become exercisable as determined by the Board. In 1994, the stockholders approved an amendment to the 1990 Equity Incentive Plan authorizing the issuance under the Plan of an additional 1,000,000 shares of Common Stock.

     The 1993 Stock Option Plan for Non-Employee Directors provides for the grant of stock options to Directors who are not employees of the Company or of any subsidiary of the Company. The terms of the Option Plan may not exceed 10 years and unless otherwise specified the option will become exercisable in cumulative installments of 20% beginning on the first anniversary of the grant date.

     In addition to grants from the 1993 Stock Option Plan for Non-Employee Directors, each non-employee director serving on the Board on December 6, 1996 was granted an option to purchase 5,000 shares of common stock with an exercise price equal to the market price on the date of the grant, which was $4.81 per share.

     Incentive stock options under all of these plans may not be issued at less than 100% (110% in the case of owners of more than 10% of all classes of stock) of the fair market value of the common stock at time of issuance and nonstatutory options may not be issued at less than 50% of fair market value.

     On February 7, 1995, a total of 1,235,750 non-vested stock options, granted under the Company's 1988 Stock Option Plan and 1990 Equity Incentive Plan, were repriced at an exercise price equal to the fair market value of the Company's Common Stock on that day, which was $3.69.

     The following table summarizes stock option transactions. The prior years' option prices, previously expressed in ranges, have been expressed in terms of the weighted average due to the adoption of SFAS No. 123:

------------------------------------------------------------

                                            Weighted
                               Options      Average
                               Granted       Price
----------------------------------------------------
Balance at January 29,
  1994....................... 3,027,230        $6.90
Options granted..............    96,500         9.18
Options exercised............   (83,986)        0.53
Options canceled.............  (619,914)        9.04
                              ---------        -----
Balance as of January 28,
  1995....................... 2,419,830         6.66
Options granted..............    38,000         3.27
Options exercised............  (122,546)        1.54
Options canceled.............  (342,790)        6.78
                              ---------        -----
Balance as of February 3,
  1996....................... 1,992,494         3.74
Options granted..............   927,800         4.21
Options exercised............   (42,659)        0.75
Options canceled.............  (115,426)        5.55
                              ---------        -----
Balance as of February 1,
  1997....................... 2,762,209        $3.87
                              =========        =====

     As of February 1, 1997 and February 3, 1996 the number of shares of common stock reserved for granting future stock options was 1,083,959 and 1,877,656, respectively. As of February 1, 1997 and February 3, 1996, options for 1,138,428 and 973,727 shares, respectively were exercisable under option plans at a weighted average exercise price of $3.61.

     The exercise of non-statutory stock options results in state and federal income tax benefits to the Company arising from the difference between the market price at the date of exercise and the option price. During the year ended February 3, 1996 $136,000 was credited to additional paid-in-capital due to such exercises.

     In 1994, the Company issued, at no cost, restricted stock to a key employee under the 1990 Equity Incentive Plan. The restrictions on the transferability of these shares lapsed ratably over two years, and the market price of this restricted stock was charged to income ratably over the period during which the restrictions lapsed. The Company also canceled 105,000 shares of restricted stock as a result of the resignation of a key employee. These shares are included in the number of shares of common stock reserved for granting future stock options.

     The Company offers an employee stock purchase plan (the "purchase plan") through which all regular employees with more than six months of continuous service (excluding those owning 5% or more of the Company's stock) are eligible to participate. Purchases of common stock occur twice at the end of six-month periods at 85% of the lesser of the value of the common stock at the beginning or the end of the period. A total of 450,000 shares of stock were reserved under the purchase plan. As of February 1, 1997 and February 3, 1996, the number of shares reserved under this plan for future issuance was 119,943 and 160,674, respectively.

     Effective February 4, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at the intrinsic value with disclosure of the effects of the fair value accounting on net income and earnings per share on a pro-forma basis. Had compensation cost for the stock option plans been determined using the fair value method, the Company's Fiscal 1996 and Fiscal 1995 pro-forma net income (loss) and earnings (loss) per share would have been as follows (in thousands):
------------------------------------------------------------

                     FEBRUARY 1,   February 3,
 Fiscal year ended       1997          1996
------------------------------------------------------------
Net income (loss)
    As reported.....       $6,466      $(31,791)
     Pro-forma......       $6,264      $(31,797)
Primary and fully
  diluted earnings
  (loss) per share
    As reported.....        $0.31        $(1.56)
     Pro-forma......        $0.30        $(1.56)

     Consistent with SFAS No. 123, pro-forma net income (loss) and earnings
(loss) per share have not been calculated for options granted prior to January 29, 1995. Pro-forma compensation cost may not be representative of that to be expected in future years.

     The weighted average fair value of each option for Fiscal 1996 and Fiscal 1995 was $3.50 and $2.81, respectively. The values were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in Fiscal 1996 and Fiscal 1995, respectively; risk-free interest rate of 7.0% and 6.1%, expected lives of ten years for both periods and expected volatility of 73.2% and 81.7%.

-------------------------------------------------------------------------------
                      K.  DISCLOSURES ABOUT FAIR VALUE OF

                             FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS

     The carrying amount approximates fair value because of the short maturity of these investments.

NOTE RECEIVABLE

     The note had a current maturity date and was paid subsequent to year end.

LONG-TERM DEBT

     The carrying amount of the Company's long term debt approximates the fair value. The term loan was refinanced in May, 1996 and carries interest costs of either prime plus 0.75% or LIBOR plus 2.75% (Note F).

     The estimated fair value of the Company's financial instruments are as follows:

-------------------------------------------------------------------------------

                               CARRYING
      FEBRUARY 1, 1997           AMOUNT   FAIR VALUE
-------------------------------------------------------------------------------
Cash and cash equivalents....   $   462    $   462
Notes receivable.............   $ 2,106    $ 2,106
Long term debt...............   $10,000    $10,000

-------------------------------------------------------------------------------
               L.  SELECTED QUARTERLY FINANCIAL DATA
                             (UNAUDITED)
-------------------------------------------------------------------------------

                     1st Qtr   2nd Qtr   3rd Qtr   4th Qtr
-------------------------------------------------------------------------------
Fiscal year ending February 1, 1997
Net sales........... $124,032  $120,101  $147,203  $153,689
Gross profit(a).....   30,822    29,017    38,152    34,879
Net income.......... $    564  $  1,215  $  3,513  $  1,174
Per common share,
  fully
  diluted(b)........ $   0.03  $   0.06  $   0.17  $   0.06

Fiscal year ending February 3, 1996
Net sales........... $127,694  $130,249  $154,244  $170,322
Gross profit(a).....   29,882    29,582    37,320    21,314
Net income (loss)... $ (1,913) $   (365) $  1,605  $(31,118)
Per common share,
  fully
  diluted(b)........ $  (0.09) $  (0.02) $   0.08  $  (1.52)

-------------------------------------------------------------------------------

(a) Gross profit equals net sales less cost of sales, including buying and occupancy costs.
(b) In accordance with Accounting Principles Board Opinion No. 15, the quarterly per share earnings do not necessarily aggregate to the annual per share earnings.

-------------------------------------------------------------------------------
                         M.  CHARGE FOR STORE CLOSINGS
--------------------------------------------------------------------------------

     During the fourth quarter of Fiscal 1995, the Company recorded an $11.4 million charge in connection with planned store closures, including $0.8 million related to Fiscal 1994 planned closures not covered by the original reserve. The $11.4 million charge included reserves for estimated costs associated with remaining lease obligations, write-offs and losses related to leasehold improvements and severance costs. As of February 1, 1997, approximately $3.1 million of these reserves remain, which the Company believes is adequate to cover future costs.

     In January 1995, the Company recorded a charge of $4.9 ($3.2 million after-tax) reflecting the expenses primarily associated with the closure of nine stores. Five stores were closed by the end of February 1995. The remaining four stores were closed in the latter half of 1995. The cost to close the nine locations totaled $5.7 million.

     The charges for store closings in Fiscal 1995 and Fiscal 1994 consist of the following components (in thousands):

-------------------------------------------------------------------------------

                                    FEBRUARY 3,  January 28,
                                          1996         1995
-------------------------------------------------------------------------------
Write-off of leasehold
  improvements and fixtures.......     $ 3,868      $1,253
Estimated costs associated with
  obligations for leased
  properties after closing date
  offset by expected sublease
  income..........................       6,637       1,458
Additional markdowns associated
  with store closings and
  relocations.....................          --       1,690
Costs of severance arrangements
  and related expenses............         872         491
                                       -------      ------
    Total.........................     $11,377      $4,892
                                       =======      ======

     The eight stores included in the Fiscal 1995 closing reserve recorded sales in Fiscal 1995 and 1994 of $46.3 million and $54.6 million, respectively, and direct store contribution of $0.0 million and $2.7 million, respectively.

     The nine stores included in the Fiscal 1994 closing reserve recorded sales in Fiscal 1995 and 1994 of $10.0 million and $47.5 million, respectively, and direct store contribution (loss) of $(1.8) million and $(0.1) million, respectively.

-------------------------------------------------------------------------------

                              N.  DEFERRED REVENUE

-------------------------------------------------------------------------------

     On November 24, 1993 the Company sold its leasehold interest in a retail property located on North Michigan Avenue in Chicago, Illinois in exchange for a combination of cash and notes receivable. Simultaneously, the Company entered into a fifteen year lease of this property with the new owner. Deferred revenue represents the excess of the Company's proceeds from the sale over the cost of its investment in the related property and will be amortized over the life of the lease. The Company amortized $167,000 during each of Fiscal 1996, Fiscal 1995 and Fiscal 1994. Under the terms of the sale agreement, the Company is entitled to a percentage of the net cash flow which may be generated by the new owner's development of this property. To date, the Company has not recognized any revenues related to this project.

--------------------------------------------------------------------------------
                             REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Filene's Basement Corp.:

     We have audited the accompanying consolidated balance sheet of Filene's Basement Corp. and subsidiary (a Massachusetts corporation) as of February 1, 1997 and the related consolidated statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Filene's Basement Corp. and subsidiary as of February 1, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Arthur Andersen L.L.P.

Boston, Massachusetts
March 12, 1997

     To the Board of Directors and Stockholders of Filene's Basement Corp.:

     We have audited the accompanying consolidated balance sheets of Filene's Basement Corp. and its wholly-owned subsidiaries as of February 3, 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the fiscal years ended February 3, 1996 and January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Filene's Basement Corp. and its wholly-owned subsidiaries as of February 3, 1996 and the consolidated results of their operations and their cash flows for the fiscal years ended February 3, 1996 and January 28, 1995 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts
March 20, 1996

-------------------------------------------------------------------------------
                         PRICE RANGE OF COMMON STOCK
                                 (UNAUDITED)
-------------------------------------------------------------------------------

     Since April 30, 1991, the Company's common stock has been available for quotation on the Nasdaq National Market under the Symbol "BSMT". The following table sets forth, for the periods indicated the high and low sale prices per share of the Company's common stock as quoted through the Nasdaq National
Market:

-------------------------------------------------------------------------------

                    Fiscal year end      Fiscal year end
                   February 1, 1997     February 3, 1996
                     High        Low      High        Low
-------------------------------------------------------------------------------
First Quarter.... $4 3/16     $2 1/8    $4 3/8    $3 1/4
Second Quarter...  5 3/4       3 15/16   5 3/4     3 1/8
Third Quarter....  5 3/4       4         6 3/8     3 1/2
Fourth Quarter...  5 3/4       3 7/8     4 1/8     2 5/16

     The last reported sale price per share of the Company's common stock as quoted on the Nasdaq National Market on April 7, 1997 was $7 5/16. As of March 15, 1997 the Company had 1,597 shareholders of record.

     The Company has never paid dividends on its Common Stock. The Company currently intends to retain earnings, if any, and does not anticipate paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, operating results, and current anticipated cash needs.

--------------------------------------------------------------------------------

                     FILENE'S BASEMENT INVESTOR INFORMATION
--------------------------------------------------------------------------------

INVESTOR RELATIONS

Investor inquiries are most welcome, and individuals are invited to contact us by letter to request Company information. A copy of the Company's Annual Report on Form 10-K for the fiscal year ending February 1, 1997 may also be obtained without charge.

     Filene's Basement
     40 Walnut Street
     Wellesley, Massachusetts 02181
     (617) 348-7000

STOCK TRANSFER AGENT AND REGISTRAR

Stockholders with inquiries about stock ownership or changes of address, may contact:

     Boston EquiServe
     Shareholder Services
     PO Box 8200
     Boston, Massachusetts 02266-8200
     1-800-426-5523

Please mention Filene's Basement, your name as printed on your stock certificate, your social security number and include your address and telephone number in all correspondence.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held Thursday, June 26, 1997 at 2:00 p.m. at BankBoston, N.A., 100 Federal Street, Boston, Massachusetts. All stockholders are invited to attend.

STOCK LISTING

Filene's Basement Corp. common stock is listed on the Nasdaq National Market, under the symbol BSMT.

CORPORATE OFFICERS

Samuel J. Gerson...........   Chairman, Chief Executive Officer and Director
Mone Anathan, III..........   President, Chief Operating Officer and Director
Steven Siegel..............   Executive Vice President, Chief Financial Officer, Treasurer and Secretary

OUTSIDE DIRECTORS

John Eyler.................   President and Chief Executive Officer, FAO Schwartz, New York, New York
Robert P. Henderson........   General Partner, Greylock Management Corporation, Boston, Massachusetts
Harold Leppo...............   Chief Executive Officer, Harold Leppo and Co., Retail Consultants,
                              Stamford, Connecticut
Paul D. Paganucci..........   Chairman of the Board, Ledyard National Bank, Hanover, New Hampshire
Dorsey R. Gardner..........   President, Kelso Management Company, Inc., Boston, Massachusetts

GENERAL COUNSEL

Hale and Dorr LLP..........   Boston, Massachusetts

INDEPENDENT AUDITORS

Arthur Andersen LLP........   Boston, Massachusetts

--------------------------------------------------------------------------------
                    FILENE'S BASEMENT CORP. STORE LOCATIONS
--------------------------------------------------------------------------------

CONNECTICUT

Corbin's Corner, CT 06110
Corbin's Corner Shopping Center

Orange, CT 06477
550-560 Boston Post Road

Manchester, CT
1510 Pleasant Valley Road

ILLINOIS
Chicago, IL 60602
1 North State Street

Chicago, IL 60611
830 North Michigan Ave

Oak Brook, IL 60521
Shops at Oak Brook Place
2155 West 22nd Street

Skokie, IL 60077
Orchard Place
4831 Golf Road

MAINE
Portland, ME 04106
The Maine Mall

MASSACHUSETTS
Boston, MA 02101
426 Washington Street

North Attleboro, MA 02762
Fashion Crossing
1250 S. Washington St.

Braintree, MA 02184
South Shore Plaza
250 Granite St.

Burlington, MA 01803
Route 3A & Winn St.

Dedham, MA 02026
688 Providence Highway

Framingham, MA 01701
Rte 30, Cochituate Rd.

Holyoke, MA 01040
Holyoke Mall at Ingelside
Whiting Farms Road

Hyannis, MA 02601
Cape Town Plaza
768 Ivanough Road

Newton, MA 02164
215-227 Needham St.

Peabody, MA 01960
Northshore Mall
Route 114 and Route 128

Plymouth, MA 02364
Independence Mall
Smith Lane

Saugus, MA 01906
Square One Mall
Route 1

Taunton, MA 02718
2 West Stevens St.

Watertown, MA 02172
485 Arsenal St.

Worcester, MA 01608
200 Front St.

MINNESOTA
Bloomington, MN 55425
124 West Market Street

NEW HAMPSHIRE
Manchester, NH 03103
South Willow St.

Nashua, NH 03060
262 Daniel Webster Highway

Salem, NH 03079
99 Rockingham Park Blvd.

NEW JERSEY
Jersey City, NJ 07310-1603
Newport Center
30 Mall Drive West

Moorestown, NJ 08057
Moorestown Mall
Rte 38 - Lenola Road

Paramus, NJ 07652
651 Route 17

NEW YORK
Carle Place, NY 11514
99 Old Country Road

Flushing, NY 11365
187-04 Horace Harding Expressway

Huntington, NY 11745
350 Route 110

Manhasset, NY 11030
1400 Northern Blvd.

New York, NY 10011
620 Avenue of Americas

New York, NY 10024
2222-2226 Broadway

Scarsdale, NY 10583
Midway Shopping Center
935 Central Park Ave.

PENNSYLVANIA
Philadelphia, PA 19154
1477 Franklin Mills Circle

Philadelphia, PA 19103
1608-1610 Chestnut St.

St. Davids, PA 19087
550 Lancaster Avenue

Willow Grove, PA 19090
Moreland Road

RHODE ISLAND
Warwick, RI 02886
399 Bald Hill Road

VIRGINIA
Fairfax, VA 22041
Bailey's Crossroads Center
5850 Crossroads Center

WASHINGTON, DC
Washington, DC 20036
1133 Connecticut Avenue

Washington, DC 20015
5300 Wisconsin Avenue