Form 10-K, Exhibit 13
period 1998-01-31
FILENES BASEMENT CORP
filed 1998-05-01
CIK 875404

                                                                      EXHIBIT 13


                                    FILENE'S
                                    BASEMENT







                                  ANNUAL REPORT
                                      1997

                  FILENE'S BASEMENT CORP. FINANCIAL HIGHLIGHTS


------------------------------------------------------------------------------------------------------------------------------------
                                                          Fiscal Year   Fiscal Year   Fiscal Year    Fiscal Year  Fiscal Year
                                                             Ended         Ended         Ended          Ended        Ended
                                                          January 31,   February 1,   February 3,    January 28,  January 29,
Dollars in millions, except per share amounts                1998          1997         1996(1)         1995         1994
------------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:

Net sales ...........................................     $   554.3     $   545.0     $   582.5     $   608.3     $   578.8

Operating income (loss) (2) .........................          (3.2)         14.2         (27.3)          5.8          (1.7)

Income (loss) before extraordinary item
and cumulative effect of a change in
 accounting principle (2) ...........................          (5.8)          6.5         (31.8)          1.1          (4.2)

Net income (loss) (2) ...............................     $    (5.8)    $     6.5     $   (31.8)    $    (1.2)    $    (3.2)
                                                          ==========    ==========    ==========    ==========    ==========

Basic and diluted income (loss) per common share:

Income (loss) before extraordinary item
 and cumulative effect of a change in
 accounting principle (2) ...........................     $    (0.28)   $     0.31    $    (1.56)   $     0.05    $    (0.21)

Extraordinary item ..................................        --            --            --              (0.11)      --

Cumulative effect of a change in
 accounting principle ...............................        --            --            --            --               0.05
                                                          ----------    ----------    ----------    ----------    ----------

Net income (loss) (2) ...............................     $    (0.28)   $     0.31    $    (1.56)   $    (0.06)   $    (0.16)
                                                          ==========    ==========    ==========    ==========    ==========
------------------------------------------------------------------------------------------------------------------------------------

Operating Data:

Number of stores in operation at end
 of period ..........................................             45            43            47            55            54

Comparable store net sales increase (decrease)                  (1.4%)         0.7%         (5.7%)        (0.5%)        (2.3%)
                                                          ==========    ==========    ==========    ==========    ==========
------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data:

Total assets ........................................     $   175.3     $   183.2     $   210.1     $   238.9     $   237.0

Long term debt (including capital lease
 obligations) .......................................          14.3          10.7          38.6          39.1          25.7

Total stockholders' equity ..........................          82.5          87.5          80.9         112.2         112.5
------------------------------------------------------------------------------------------------------------------------------------


(1)  The fiscal year ended February 3, 1996 included 53 weeks.

(2) The fiscal year ended January 31, 1998 included a $6.9 million depreciation charge for system replacements related to the year 2000 (Note D). The fiscal year ended February 3, 1996 included a $30.1 million charge for store closures and other charges (Note L). The fiscal year ended January 28, 1995 included a $4.9 million ($3.2 million after tax) charge for store closures. The fiscal year ended January 29, 1994 included a $14.0 million ($9.4 million after tax) charge for store closures.

                               SHAREHOLDER LETTER

We are disappointed with the results for 1997. Fiscal 1997's sales increased by 2%, while same store sales decreased by 1%. An overall weak ready-to-wear environment, coupled with the disappointing performance of a few key ready-to-wear vendors, was responsible for almost the entire decline in sales.

We expect that 1998 will bring a much broader assortment of American and European manufacturers and designers to our ready-to-wear areas. We will continue to focus on enhancing the better, designer mix of all parts of our offering. Additionally, we hope that the home business will be dramatically increased. To date, the results have been most gratifying. We view 1997 as a minor correction in the continuing repositioning of the Company that started in 1995.

Our financial position remains strong. We repaid our long-term debt in December, and, in January 1998, we entered into a new three-year revolving credit and term loan facility that reduced our overall cost of borrowing.

1997 marked the beginning of the new management team at Filene's Basement and with it some modifications in the operation of our business. Changes have been implemented in logistics and store operations. As a result, we expect a smoother, more efficient flow of merchandise to the stores. Additionally, the installation of new equipment will make the taking of price changes and re-ticketing of merchandise more accurate, timely and less expensive.

Many businesses face a year 2000 computer programming problem. As announced in January 1998, we will write down approximately $9.4 million of MIS assets of which $6.9 million was written down in 1997. Current software will be upgraded with Year 2000 compliant software. Filene's Basement is taking advantage of this Year 2000 solution to also upgrade its point of sale registers and its communication and reporting systems. The new point of sale registers will be at least twice as fast as the current ones and will have many additional features including price look-up.

In keeping with our goal of measured growth, we have opened two new stores in Spring 1998. Our Rockville, Maryland store and our Devon, Pennsylvania store have opened very successfully. We anticipate opening an additional three new stores this fall and extensively remodeling and increasing the size of our very successful Chevy Chase, Maryland store.

In February 1998, we suffered a fire in our Auburn Distribution Center. Our associates reacted in quick order and the amount of damage to our facility was minimized. We are insured for both the replacement value of the merchandise and for lost profits resulting from business interruption. The fiscal effect of this event will be a write-off of merchandise and the incurrence of extra expense in the first quarter of 1998, but we are confident that the Company will be fully reimbursed later in fiscal 1998.

Our mission remains to increase same store sales, add controlled growth with new stores and enhance profitability by making our operations more efficient.

The support of our customers, shareholders and associates has been truly appreciated.


              Sincerely,



              Samuel J. Gerson                         W. Jay Carothers

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION


                              RESULTS OF OPERATION

The following table sets forth, for the periods indicated, the Company's statement of operations expressed as a percentage of sales. This table and subsequent discussions should be read in conjunction with the Consolidated Financial Statements and related Notes. The Company's fiscal year ends on the Saturday closest to January 31 in each year. The fiscal years ended January 31, 1998 (Fiscal 1997) and February 1, 1997 (Fiscal 1996) included 52 weeks versus the year ended February 3, 1996 (Fiscal 1995) that included 53 weeks.

                                    FISCAL      FISCAL     FISCAL
                                     1997        1996       1995
                                    ------      ------     ------
Net sales ...................       100.0%      100.0%     100.0%
Cost of sales, including
   buying,  receiving and
   occupancy costs ..........        77.1%       75.6%      79.7%
                                    -----       -----      -----

      Gross profit ..........        22.9%       24.4%      20.3%

Selling, general and
   administrative expenses ..        23.2%       21.5%      22.8%
Amortization of intangible
   assets and beneficial
     operating lease rights .         0.3%        0.3%       0.2%
Charge for store closings ...         --          --         2.0%
                                    -----       -----      -----

      Operating income (loss)        (0.6%)       2.6%      (4.7%)

Interest expense, net .......         0.4%        0.7%       0.8%
                                    -----       -----      -----
   Income (loss) before
     income taxes ...........        (1.0%)       1.9%      (5.5%)

Income tax
   provision (benefit) ......         --          0.7%      (0.1%)
                                    -----       -----      -----

Net income (loss) ...........        (1.0%)       1.2%      (5.4%)
                                    =====       =====      =====


                                    NET SALES

Net sales for Fiscal 1997 increased $9.3 million, or 2%, from Fiscal 1996 to $554.3 million. Comparable store sales for Fiscal 1997 decreased 1% versus the same period last year primarily due to the shortfall in demand for women's sportswear and a general decline in the retail stocks business, which was partially offset by gains in the home goods category. Two new stores were opened during the first quarter of Fiscal 1997, bringing the total number of stores in operation at the end of the year to 45.

Net sales for Fiscal 1996 decreased $37.5 million, or 6%, from Fiscal 1995 to $545.0 million. Comparable store sales for Fiscal 1996 increased 1% versus the prior year comparable 52 week period. During the first quarter of Fiscal 1996, four of the stores included in the Fiscal 1995 charge for store closings were closed. The four closed stores accounted for net sales of $1.4 million and $20.6 million in Fiscal 1996 and Fiscal 1995, respectively, and direct store contribution losses of $0.2 million and $0.5 million, respectively. In addition, the Braintree, MA store was closed from May 1996 through mid-August 1996 for a major remodeling in connection with a reconstruction of the shopping mall by its owners. No new stores were opened during Fiscal 1996. The total number of stores in operation at the end of Fiscal 1996 was 43 versus 47 for Fiscal 1995.

During Fiscal 1995, ten stores were closed based on their inability to achieve and maintain profitability objectives and an assessment of their future prospects for positive contribution. Two stores were opened during Fiscal 1995. The total number of stores in operation at the end of Fiscal 1995 was 47. The ten closed stores accounted for net sales of $14.0 million in Fiscal 1995 and direct store contribution losses of $2.1 million.


                                  GROSS PROFIT

Gross profit as a percentage of sales was 22.9% for Fiscal 1997 compared with 24.4% in Fiscal 1996, a decrease of 1.5%. This decrease was primarily due to an increased level of markdowns, particularly in the women's sportswear categories. During the fourth quarter, the Company recorded a $3.0 million charge to write-down this inventory due to a weakening demand in the fall season. In addition, buying, receiving and occupancy costs as a percentage of sales increased 0.4%.

Gross profit as a percentage of sales was 24.4% for Fiscal 1996 compared with 20.3% in Fiscal 1995, an increase of 4.1%. This improvement in profitability was primarily the result of a significant reduction in the number of promotional sales events in combination with improved same store sales performance and a lower mix of low margin retail stocks. In addition, Fiscal 1995 gross profit was impacted by $15.9 million of cost markdowns in the fourth quarter related to the exiting of certain lines of apparel and the Fiscal 1995 store closing plan.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased $11.5 million in Fiscal 1997 to $128.8 million from $117.2 million in Fiscal 1996. As a percentage of sales, this represented an increase of 1.7%. The increase was mainly due to additional depreciation, as discussed below.

As a result of the Company's review of its "Year 2000" exposure, it was determined that certain computer software, hardware and other related assets will need to be replaced with "Year 2000" compliant systems. The Company has adjusted its depreciation rates to reflect the useful lives of these assets which resulted in an additional depreciation charge of $6.9 million in the fourth quarter of Fiscal 1997. The net book value of these assets at January 31, 1998 totaled $3.5 million and will be fully depreciated in Fiscal 1999. See Liquidity and Capital Resources.

Selling, general and administrative expenses decreased $15.4 million in Fiscal 1996 from $132.7 million in Fiscal 1995, a decrease of 1.3% as a percentage of sales. This decrease was primarily due to the elimination of operating expenses directly related to closed stores as well as the favorable effects of the Company's continuing overall expense control initiatives. In addition, $2.8 million was charged during the fourth quarter of Fiscal 1995 for the write-off of certain impaired assets, including computer hardware that previously supported systems that have been displaced in connection with the ongoing information systems development program.

                            CHARGE FOR STORE CLOSINGS

During the fourth quarter of Fiscal 1995, the Company recorded an $11.4 million charge in connection with planned store closures, including an additional $0.8 million related to Fiscal 1994 planned closures not covered by the original reserve. The $11.4 million charge included reserves for estimated costs associated with remaining lease obligations, write-offs and losses related to leasehold improvements and severance costs. See Note L of Notes to Consolidated Financial Statements.

The eight stores included in the Fiscal 1995 closing reserve and the nine stores included in the Fiscal 1994 closing reserve recorded sales in Fiscal 1995 of $46.3 million and $10.0 million, respectively, and direct store contribution losses of $0.0 million and $1.8 million, respectively.

                              NET INTEREST EXPENSE

Net interest expense was $2.6 million in Fiscal 1997 compared with $3.7 million in Fiscal 1996, a 30.2% decrease. This $1.1 million decrease was primarily attributable to lower average borrowings and reduced interest rates in Fiscal 1997 versus Fiscal 1996.

Net interest expense decreased 24.2% to $3.7 million in Fiscal 1996 from $4.9 million in Fiscal 1995. This decrease was the result of the Company's refinancing in May 1996 of its previously existing revolving credit facility and fixed rate debt with a new revolving credit and term loan agreement at substantially more favorable interest rates than the previous arrangement.

                                  INCOME TAXES

For Fiscal 1997, the loss before income taxes was $5.8 million, or $.28 per share, compared with income before income taxes of $10.4 million, or $.50 per share for Fiscal 1996. The Fiscal 1997 income tax benefit was reduced to zero by an increase in the valuation allowance necessary to bring the net deferred tax assets to a level that would, more likely than not, be realized. The income tax provision for Fiscal 1996 was $4.0 million, an effective rate of 38.0%.

For Fiscal 1995, the loss before income taxes was $32.2 million, or $1.58 per share. The income tax benefit of $0.4 million was net of a write-off of $6.3 million of deferred tax assets which reduced those assets to a level which, based on information available at the time, would more likely than not be realized.

                         LIQUIDITY AND CAPITAL RESOURCES

During Fiscal 1997, net cash used in operations was $1.1 million, compared with cash provided by operations of $44.9 million in the prior year. Operating cash in Fiscal 1996 included net positive cash flow from the receipt in May 1996 of $9.6 million of federal income tax refunds resulting from the carryback of net operating losses, the replacement of approximately $10.5 million of cash on deposit with factors with standby letters of credit and an increase in merchandise payables of approximately $10.3 million. In addition to these items from Fiscal 1996, the earnings before interest, taxes, depreciation and amortization was down approximately $10.6 million from Fiscal 1996.

Net cash used in investing activities during Fiscal 1997 decreased $3.6 million over the comparable period in Fiscal 1996. The net decrease was attributable to an $8.5 million increase in proceeds from the sale of property and leasehold interests, which was partially offset by increased capital expenditures of $4.9 million for new and remodeled stores.

During Fiscal 1997, net cash provided by financing activities increased $42.4 million over Fiscal 1996. This increase was primarily due to an increase in proceeds from term loans of $2.5 million, a $25.0 million decrease in long-term debt repayments, and a $14.3 million increase in net borrowings under the revolving credit facility.

On January 30, 1998, the Company entered into an Amended and Restated Revolving Credit and Term Loan Agreement (the "Agreement") which replaced the Revolving Credit and Term Loan Agreement dated May 23, 1996, as amended June 28, 1996. The Agreement includes a $65.0 million revolving credit facility and a $12.5 million term loan. The new facility, which continued a security interest in all of the Company's assets, expires on February 3, 2001 when all outstanding loans thereunder mature. Principal payments of the term loan are due in nine quarterly installments of $500,000 commencing on October 31, 1998, with a final payment due at maturity. See Note F of the Notes to Consolidated Financial Statements.

In February 1998, the Company entered into an interest rate swap agreement for varying notional amounts, commencing at $12.5 million with reductions matching the amortization of the term loan. In addition, the Company entered into an interest rate swap agreement for varying notional amounts relating to the revolving credit facility. These agreements were entered into as a hedge against increasing LIBOR rates and carry an interest rate of 5.73% through February 3, 2001.

As of January 31, 1998, the Company had $31.0 million of working capital and $30.1 million of remaining credit availability versus $18.0 million and $40.7 million, respectively, as of February 1, 1997. As of January 31, 1998, outstanding obligations under the Agreement were $15.6 million, including the $12.5 million term loan, and the Company had $9.3 million in letter of credit commitments. As of February 1, 1997, the Company had outstanding loans and letter of credit commitments of $27.0 million, including a $10.0 million term loan. Maximum loan usage under the $65 million revolving loan facilities during Fiscal 1997 was $38.9 million.

Short term trade credit represents a significant source of financing for merchandise inventories. Trade credit arises from the willingness of the Company's vendors to grant certain payment terms for inventory purchases.

The Company believes it has in place arrangements involving short term lines and letter of credit commitments with vendors and third party factors that, in addition to the aforementioned Agreement and internally generated working capital, are adequate to meet its seasonal inventory needs, operating expenses and anticipated capital expenditure requirements for Fiscal 1998.

The Company has never paid a cash dividend and has no plans to pay dividends on its Common Stock in the foreseeable future. The Agreement prohibits the payment of any dividends.

The Company's business is seasonal, reflecting increased consumer demand in the fall season. Accordingly, the second half of each fiscal year provides a greater portion of the Company's annual sales and operating profit than does the first half. The Company increases its inventory levels throughout the spring and early fall, with such levels peaking during the Christmas season.

                              YEAR 2000 COMPLIANCE

The Company utilizes software and related technologies throughout its business that will be affected by the "Year 2000" problem, which is common to most corporations, and concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company has completed a review of its computer systems to identify the systems that could be affected by the "Year 2000" problem and is developing an implementation plan to resolve the issue. It is expected that most non-compliant systems will be replaced with new systems that will provide certain competitive benefits as well as ensure "Year 2000" compliance in time to minimize any disruptive effects on operations. While it is not possible, at present, to predict the total cost of this effort, the capital investment, whether leased or purchased, in new software and equipment needed to achieve "Year 2000" compliance and enhance existing systems, including the installation of a new register system, is currently estimated at approximately $15.0 to $20.0 million. Funding requirements have been incorporated into the Company's capital and operating plans and are not expected to have a material adverse impact on the Company's financial condition, results of operations or liquidity.

                 CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, including references to future growth and improved margins. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. Factors which may cause actual results to differ materially from those indicated by such forward-looking statements include, among others: (i) economic and weather conditions which affect the buying patterns of the Company's customers, (ii) actions of the Company's competitors and the Company's ability to respond to such actions, (iii) the continued support of the Company's numerous vendors and third party factors in the form of short-term trade credit through extended payment terms and letters of credit, (iv) a decrease in the Company's available funds under its existing credit facility due to the impairment or ineligibility of a significant portion of its borrowing base, (v) the continued success of the Company's efforts to implement planned strategic initiatives, (vi) unexpected store closings and the related higher markdowns associated with inventory liquidations and (vii) the unanticipated impact of the "Year 2000" problem.

          FILENE'S BASEMENT CORP. CONSOLIDATED STATEMENTS OF OPERATIONS


------------------------------------------------------------------------------------------------------------------------------------
For the fiscal years ended                                                   January 31,       February 1,     February 3,
Dollars in thousands, except per share amounts                                  1998              1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Net sales (Note B) ....................................................     $    554,321      $   545,025     $    582,509
Cost of sales, including buying, receiving and occupancy costs ........          427,244          412,155          464,411
                                                                            ------------      -----------     ------------

     Gross profit .....................................................          127,077          132,870          118,098

Selling, general and administrative expenses ..........................          128,764          117,238          132,666
Amortization of intangible assets and beneficial
 operating lease rights ...............................................            1,467            1,467            1,352

Charge for store closings (Note L) ....................................             --               --             11,377
                                                                            ------------      -----------     ------------

     Operating income (loss) ..........................................           (3,154)          14,165          (27,297)

Interest expense, net of $47, $213 and $227 of interest income (Note F)            2,606            3,735            4,927
                                                                            ------------      -----------     ------------

Income (loss) before income taxes .....................................           (5,760)          10,430          (32,224)

Income tax provision (benefit) (Note H) ...............................             --              3,964             (433)
                                                                            ------------      -----------     ------------

Net income (loss) .....................................................     $     (5,760)     $     6,466     $    (31,791)
                                                                            ============      ===========     ============


Basic and diluted earnings per share :

Net income (loss) .....................................................     $      (0.28)     $      0.31     $      (1.56)
                                                                            ============      ===========     ============


Weighted average number of common shares outstanding:

Basic                                                                         20,757,494       20,534,129       20,402,543
Diluted                                                                       20,757,494       20,851,109       20,402,543



The accompanying notes are an integral part of the consolidated financial statements.

               FILENE'S BASEMENT CORP. CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------
                                                                                     January 31,    February 1,
Dollars in thousands                                                                    1998           1997
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents ....................................................     $     475      $     462
  Inventories ..................................................................        93,021         88,763
  Other current assets (Note C) ................................................        11,162          9,363
                                                                                     ---------      ---------
Total current assets ...........................................................       104,658         98,588

Property, plant and equipment, net (Note D) ....................................        48,341         53,305
Beneficial operating lease rights, net of $12,481 and $11,167 of accumulated
 amortization (Note B) .........................................................        13,497         14,811
Assets held for sale (Note D) ..................................................          --            7,962
Intangible assets, goodwill and other, net of $15,053 and $14,900 of accumulated
 amortization ..................................................................         8,842          8,555
                                                                                     ---------      ---------

  Total assets .................................................................     $ 175,338      $ 183,221
                                                                                     =========      =========

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable, trade ......................................................     $  42,698      $  44,887
  Accrued expenses (Note E) ....................................................        26,455         31,730
  Short-term debt (Note F) .....................................................         3,100          1,000
  Current portion of long-term debt (Note F) ...................................         1,000          2,500
  Obligations under capital leases, due within one year (Note G) ...............           414            437
                                                                                     ---------      ---------

Total current liabilities ......................................................        73,667         80,554

Reserve for store closings and other liabilities (Note L) ......................         3,096          2,492
Deferred revenue (Note M) ......................................................         1,832          1,999
Long-term debt (Note F) ........................................................        11,500          7,500
Obligations under capital leases (Note G) ......................................         2,777          3,191

Commitments and contingencies (Note G)

Stockholders' equity (Note J):
  Common stock, $.01 par value; authorized 70,000,000 shares;
   20,959,338 and 20,658,533 shares issued .....................................           210            207
  Additional paid-in capital ...................................................        86,933         86,195
  Retained earnings (accumulated deficit) ......................................        (4,661)         1,099
  Cost of 75,000 common shares in treasury .....................................           (16)           (16)
                                                                                     ---------      ---------

Total stockholders' equity .....................................................        82,466         87,485
                                                                                     ---------      ---------

Total liabilities and stockholders' equity .....................................     $ 175,338      $ 183,221
                                                                                     =========      =========


The accompanying notes are an integral part of the consolidated financial statements.

                 FILENE'S BASEMENT CORP. CONSOLIDATED STATEMENTS
                       OF CHANGES IN STOCKHOLDERS' EQUITY



For the fiscal years ended January 31, 1998, February 1, 1997 and February 3,
1996

-------------------------------------------------------------------------------------------------------------------------------
                                                                                  Unamortized
                                                          Additional               Restricted                  Total
                                             Common        Paid-in      Retained     Stock      Treasury    Stockholders'
Dollars in thousands                          Stock        Capital      Earnings  Compensation    Stock        Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 28, 1995 ...........     $    204      $ 85,596      $ 26,424      $(37)       $(16)       $112,171
Issuance of 122,546 and 53,144 shares
 through exercise of stock options
 and employee stock purchase plan,
 respectively .........................            2           316                                                 318
Amortization related to 5,480 shares of
 restricted stock .....................                                                 25                          25
Tax benefit from exercise of stock
 options ..............................                        136                                                 136
Net loss ..............................                                  (31,791)                              (31,791)
                                            --------      --------      --------      ----        ----        --------

Balance at February 3, 1996 ...........          206        86,048        (5,367)      (12)        (16)         80,859

Issuance of 42,659 and 40,731
 shares through exercise
 of stock options and employee
 stock purchase plan,
 respectively .........................            1           147                                                 148
Amortization related to 5,480 shares
 of restricted stock ..................                                                 12                          12
Net income ............................                                    6,466                                 6,466
                                            --------      --------      --------      ----        ----        --------

Balance at February 1, 1997 ...........          207        86,195         1,099         0         (16)         87,485

Issuance of 263,501 and 37,304
 shares through exercise
 of stock options and employee
 stock purchase plan,
 respectively .........................            3           738                                                 741
Net loss ..............................                                   (5,760)                               (5,760)
                                            --------      --------      --------      ----        ----        --------

Balance at January 31, 1998 ...........     $    210      $ 86,933      $ (4,661)     $  0        $(16)       $ 82,466
                                            ========      ========      ========      ====        ====        ========


The accompanying notes are an integral part of the consolidated financial statements.

          FILENE'S BASEMENT CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------
For the fiscal years ended                                             January 31,   February 1,   February 3,
Dollars in thousands                                                      1998          1997          1996
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss) ..............................................       $ (5,760)     $  6,466      $(31,791)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operations:
   Charge for store closings ...................................           --            --          11,377
   Depreciation and amortization ...............................         19,009        12,271        13,255
   Deferred income taxes .......................................           (137)        3,436         8,633
   Other .......................................................           (167)         (155)         (142)

Changes in operating assets and liabilities:
  (Increase) decrease in inventory .............................         (4,258)       (2,986)       31,727
  (Increase) decrease in other current assets ..................         (3,905)       18,943       (15,932)
  Increase (decrease) in accounts payable ......................         (2,189)        9,730       (14,409)
  Decrease in accrued expenses and other liabilities ...........         (3,707)       (2,820)       (6,404)
                                                                       --------      --------      --------
Net cash provided by (used in) operating activities ............         (1,114)       44,885        (3,686)

Cash flows from investing activities:
  Purchase of property, plant and equipment ....................        (12,539)       (7,612)      (11,979)
  Proceeds from sale of property ...............................          7,135          --            --
  Proceeds from sale of leasehold interest .....................          2,106           728           572
  Other ........................................................           (479)         (462)       (2,289)
                                                                       --------      --------      --------
Net cash used in investing activities ..........................         (3,777)       (7,346)      (13,696)

Cash flows from financing activities:
  Short term borrowings, net ...................................          2,100       (12,200)       13,200
  Principal payments on capital lease obligations ..............           (437)         (489)         (450)
  Net proceeds from (payments of) long-term debt ...............          2,500       (25,000)         --
  Proceeds from sale of common stock to employees ..............            741           148           318
  Tax benefit resulting from exercise of stock options .........           --            --             136
                                                                       --------      --------      --------
Net cash provided by (used in) financing activities ............          4,904       (37,541)       13,204
                                                                       --------      --------      --------
Net increase (decrease) in cash and cash equivalents ...........             13            (2)       (4,178)

Cash and cash equivalents at beginning of period ...............            462           464         4,642
                                                                       --------      --------      --------

Cash and cash equivalents at end of period .....................       $    475      $    462      $    464
                                                                       ========      ========      ========



Supplemental disclosure of cash flow information:
   Interest paid ...............................................       $  2,392      $  3,398      $  5,528
   Income taxes paid ...........................................          1,654           257           164




The accompanying notes are an integral part of the consolidated financial statements.

       FILENE'S BASEMENT CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          A. ORGANIZATION AND BASIS OF
                                  PRESENTATION


In June 1988, Filene's Basement Corp. (the "Company"), which was organized by the management of the Filene's Basement division of Federated Department Stores, Inc. ("Federated"), entered into a stock purchase agreement with Federated whereby, on July 29, 1988, the Company purchased all of the outstanding capital stock of Filene's Basement, Inc. The transaction was treated as a purchase and the excess of the purchase price over the book value of the net assets acquired was allocated to the acquired assets based on their relative fair values. Filene's Basement, Inc. operates a chain of off-price specialty apparel stores located primarily in the Northeast and Midwest.

The Company's fiscal year ends on the Saturday closest to January 31. The fiscal years ended on January 31, 1998 (Fiscal 1997), February 1, 1997 (Fiscal 1996) and February 3, 1996 (Fiscal 1995). Fiscal 1997 and Fiscal 1996 included 52 weeks versus Fiscal 1995, which included 53 weeks.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain prior year amounts were reclassified to conform to current year presentations.


                      B. SUMMARY OF SIGNIFICANT ACCOUNTING
                                    POLICIES


USE OF ESTIMATES

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

SALES

The net sales amounts include approximately $32,086,000, $30,349,000 and $32,263,000 of leased departments sales for the fiscal years ended January 31, 1998, February 1, 1997, and February 3, 1996, respectively.

DEPRECIATION AND AMORTIZATION

For financial reporting purposes, the Company provides for depreciation by use of the straight-line method over the estimated useful lives of the assets. Any gain or loss from the disposal of assets is included in income when realized. Leasehold improvements are amortized over the shorter of their useful lives or the lease period.

BENEFICIAL OPERATING LEASE RIGHTS

Beneficial operating lease rights represent the benefit assigned to favorable lease terms on existing operating leases at the date of acquisition. In accordance with purchase accounting requirements, the Company recorded an asset of $26,128,000 at the acquisition date, which represented the benefit related to favorable lease terms on then existing operating leases. Beneficial operating lease rights are amortized over the remaining terms of the leases (from 4 to 15 years) by use of the straight-line method.

INTANGIBLE ASSETS AND GOODWILL

The Company has recorded goodwill and certain intangible assets at their fair value when acquired. The intangible assets are amortized on a straight line basis over their estimated lives ranging from six months to five years while goodwill is amortized over 40 years. The Company accounts for long-lived and intangible assets in accordance with Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." The Company reviews its intangible assets for events or changes in circumstances which might indicate the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of the assets by determining whether the amortization of such long-lived and intangible assets can be recovered over their remaining lives through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company's average cost of funds. At January 31, 1998, no such impairment of assets was indicated.

STOCK-BASED COMPENSATION

Effective February 4, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at the intrinsic value with disclosure of the effects of the fair value accounting on net income and earnings per share on a pro-forma basis.

OTHER

Pre-opening costs are charged to expense within the fiscal year that a new store opens.

Advertising costs, included in selling, general and administrative expenses, are expensed when incurred. Advertising expense was $20.7 million, $20.4 million and $22.2 million for Fiscal 1997, Fiscal 1996 and Fiscal 1995, respectively.

COMPUTATION OF INCOME PER COMMON SHARE

In accordance with SFAS No. 128, "Earnings per Share", basic earnings per share is computed using the weighted average number of shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of outstanding shares plus the weighted average number of dilutive common equivalent shares (stock options) outstanding during each period.

The following is a reconciliation of the outstanding shares used in calculating net income (loss) per share for the years ended January 31, 1998, February 1, 1997 and February 3, 1996:

--------------------------------------------------------------------
                       January 31,    February 1,    February 3,
                          1998           1997           1996
--------------------------------------------------------------------
Average shares
 outstanding ........  20,757,494     20,534,129     20,402,543
Dilutive common
 equivalent shares ..        --          316,980           --
                       ----------     ----------     ----------
Dilutive shares
 outstanding ........  20,757,494     20,851,109     20,402,543
                       ==========     ==========     ==========

Common stock equivalents for the fiscal years ended January 31, 1998 and February 3, 1996 of 1,116,658 shares and 449,930 shares, respectively, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for these periods.


                             C. OTHER CURRENT ASSETS

The major components of other current assets are as follows (in thousands):

--------------------------------------------------------------
                               January 31,    February 1,
                                  1998           1997
--------------------------------------------------------------
Accounts receivable, trade      $ 2,031        $ 1,940
Notes receivable ..........        --            2,106
Other accounts receivable .       3,432            978
Prepaid expenses ..........       5,699          4,339
                                -------        -------
Total other current assets      $11,162        $ 9,363
                                =======        =======


                        D. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. Major additions and improvements are capitalized, while repairs and maintenance are expensed as incurred. Property, plant and equipment at January 31, 1998 and February 1, 1997 consisted of the following (in thousands):

-----------------------------------------------------------------------------
                                Estimated
                                Remaining
                                Useful Life   January 31,    February 1,
                                  (Years)        1998           1997
-----------------------------------------------------------------------------
Leasehold  costs and
 improvements ...............     1 to 15     $  45,616      $  39,739
Furniture, fixtures
 and equipment ..............     3 to 6         59,950         62,430
Capital leases ..............     1 to 6          6,347          6,347
Construction in
 progress ...................        --             430          6,720
                                              ---------      ---------
                                                112,343        115,236

Less accumulated depreciation
 and amortization ...........                   (64,002)       (61,931)
                                              ---------      ---------

Net property plant
 and equipment ..............                 $  48,341      $  53,305
                                              =========      =========


Depreciation expense for the fiscal years ended January 31, 1998, February 1, 1997, and February 3, 1996 aggregated approximately $17,151,000, $10,327,000 and $11,426,000, respectively. As a result of the Company's review of its "Year 2000" exposure, it was determined that certain computer software, hardware and other related assets will need to be replaced with "Year 2000" compliant systems.

The Company has adjusted its depreciation rates to reflect the useful lives of these assets which resulted in an additional depreciation charge of $6.9 million in the fourth quarter of Fiscal 1997.

Accumulated depreciation and amortization includes accumulated amortization of capital leases of approximately $4,301,000 and $3,911,000 at January 31, 1998 and February 1, 1997, respectively.

In November 1997, the Company sold the land, building and fixtures related to the closing of its Somerville Distribution Center. These assets were previously recorded at February 1, 1997 as assets held for sale. The Company incurred a net loss on this transaction of approximately $776,000, which was recorded against the store closing reserve (Note L).

                              E.  ACCRUED EXPENSES

The major components of accrued expenses are as follows (in thousands):

--------------------------------------------------------------------
                                     January 31,   February 1,
                                        1998          1997
--------------------------------------------------------------------
Accrued rent ....................     $ 7,825       $ 7,362
Employee compensation
 and benefits ...................       6,606         9,563
Accrued income taxes ............       3,728         4,053
Liability for merchandise credits
 and gift certificates ..........       3,003         2,761
Accrued insurance ...............       1,910         1,843

Taxes other than
 income taxes ...................       1,778         1,221
Reserve for store closings ......         200         2,777
Other ...........................       1,405         2,150
                                      -------       -------
Total accrued expenses ..........     $26,455       $31,730
                                      =======       =======


                          F. SHORT-TERM BORROWINGS AND
                                 LONG-TERM DEBT

On January 30, 1998, the Company entered into an Amended and Restated Revolving Credit and Term Loan Agreement (the "Agreement") which replaced the Revolving Credit and Term Loan Agreement (the "Original Agreement") dated May 23, 1996, as amended June 28, 1996. The Agreement includes a $65.0 million revolving credit facility and a $12.5 million term loan. The new facility, which continued a security interest in all of the Company's assets, expires on February 3, 2001 when all outstanding loans thereunder mature. Principal payments of the term loan are due in nine quarterly installments of $500,000 commencing on October 31, 1998, with final payment due at maturity. The carrying amount of the Company's long-term debt approximates the fair value.

Interest rates under the Agreement for revolving loans remained at prime or LIBOR plus 2.00%. Interest rates for the term loan were reduced by 25 basis points versus the Original Agreement. Interest rates for the term loan are also at prime or LIBOR plus 2.00%. In addition, the Company must pay commitment fees at an annual rate of 0.375% on the average unused portion of the commitment.

During Fiscal 1997, under the Original Agreement advances against eligible inventory and receivables were at interest rates of either prime or LIBOR plus 2.00%. The interest rates on the term loan were at prime plus 0.25% or LIBOR plus 2.25%. Effective February 4, 1997, interest rates on the revolver and term loans were reduced 0.5% from those used in Fiscal 1996 due to the Company's achievement of a predetermined financial target for Fiscal 1996.

Covenants under the new Agreement contain requirements for cumulative minimum earnings before interest, taxes, depreciation and amortization for specified periods and cash flow requirements in excess of predetermined levels. As of January 31, 1998, the Company was in compliance with all covenants under the Agreement. In addition, the Agreement prohibits the payment of any dividends.

As of January 31, 1998, the Company had $30.1 million of remaining credit availability under the Agreement. As of that date, outstanding obligations under the Agreement were $15.6 million, including the $12.5 million term loan and $9.3 million in letter of credit commitments. As of February 1, 1997, the Company had outstanding revolving loans, term loan and letter of credit commitments under the Original Agreement of $1.0 million, $10.0 million and $16.0 million, respectively. During Fiscal 1997 and Fiscal 1996, average revolver borrowings outstanding were $20.5 million and $17.0 million, respectively, at average interest rates of 8.0% and 8.5%, respectively. Maximum loan usage under the revolving credit facilities during Fiscal 1997 and Fiscal 1996 was $38.9 million and $32.8 million, respectively.

In February 1998, the Company entered into an interest rate swap agreement for varying notional amounts, commencing at $12.5 million with reductions matching the amortization of the term loan. In addition, the Company entered into an interest rate swap agreement for varying notional amounts relating to the revolving credit facility. These agreements were entered into as a hedge against increasing LIBOR rates and carry an interest rate of 5.73% through February 3, 2001.


                                 G. COMMITMENTS

The Company is committed under long-term operating leases for the rental of certain real estate, fixtures and equipment. The leases range from 2 to 25 years and have varying renewal options. The Company is generally required to pay insurance, real estate taxes and other operating expenses and in some cases rentals based on a percentage of sales. The Company also leases real estate under a capital lease with a remaining term of six years.

Future minimum lease payments as of January 31, 1998 are as follows (in thousands):

------------------------------------------------------------------
                                      Capital      Operating
Fiscal years ended                    Leases        Leases
------------------------------------------------------------------
1999 ............................     $   700      $ 28,325
2000 ............................         700        29,144
2001 ............................         700        27,638
2002 ............................         700        24,441
2003 ............................         700        18,989
Later years .....................         700       120,512
                                      -------      --------
Total ...........................       4,200      $249,049
                                                   ========
Less amount representing interest      (1,009)
                                      -------
Net total .......................       3,191
Current portion .................        (414)
                                      -------
Long-term portion ...............     $ 2,777
                                      =======


Rent expense for the years ended January 31, 1998, February 1, 1997, and February 3, 1996 was approximately $33,168,000, $30,364,000 and $33,051,000, respectively. Rent expense for these periods includes approximately $2,952,000, $2,221,000 and $2,598,000, respectively, for contingent rent based on sales.


                                 H. INCOME TAXES

The provision (benefit) for income taxes on income (loss) for the years ended January 31, 1998, February 1, 1997 and February 3, 1996 includes the following (in thousands):

-------------------------------------------------------------------
                        January 31,  February 1,  February 3,
                           1998        1997          1996
-------------------------------------------------------------------
Federal
Current ............     $(1,967)     $  436       $(9,331)
Deferred ...........       1,967       2,514         8,719

State
Current ............        (574)         91           265
Deferred ...........         574         923           (86)
                         -------      ------       -------

Total provision
(benefit) for income
taxes ..............     $  --        $3,964       $  (433)
                         =======      ======       =======

In May 1996 the Company received federal tax refunds totaling $9.6 million related to net operating losses carried back to prior years' taxable income.

The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for the years ended January 31, 1998, February 1, 1997 and February 3, 1996:

---------------------------------------------------------------------
                       January 31,   February 1,   February 3,
                          1998          1997          1996
---------------------------------------------------------------------
Statutory rate ....      (35.0)%        35.0%        (35.0)%

State income taxes,
 net of federal
 benefit ..........       (6.4)          6.6           2.0

Permanent
 differences ......       (5.1)          0.4           4.0

Other .............       (2.2)          --            --

Change in valuation
 allowance ........       48.7          (4.0)         27.7
                          ----          ----          ----

Effective rate ....        -- %         38.0%         (1.3)%
                          ====          ====          ====

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 31, 1998, February 1, 1997 and February 3, 1996 were as follows (in thousands):

----------------------------------------------------------------------------
                                 January 31,   February 1,   February 3,
                                    1998          1997          1996
----------------------------------------------------------------------------
Net operating losses
  and credit
  carryforwards ............     $  2,856      $   --        $   --

Deferred tax assets
Rent .......................        1,136         1,051         2,112
Insurance ..................          799           801           950
Inventory ..................        3,303         3,177         4,928
Compensation ...............        2,413         3,302         3,093
Fixed assets ...............        1,093          --            --
Contributions
  carryforward .............        2,021         1,361          --
Reserves for store
  closings .................        1,376         2,407         5,028
Other ......................          858           711           805
                                 --------      --------      --------
                                   15,855        12,810        16,916

Valuation allowance ........      (14,129)      (11,644)      (12,065)
                                 --------      --------      --------
Net deferred assets ........        1,726         1,166         4,851

Deferred tax liabilities:
Fixed assets and
   Intangibles .............       (1,897)       (1,474)       (1,723)
                                 --------      --------      --------
Net deferred taxes .........     $   (171)     $   (308)     $  3,128
                                 ========      ========      ========


Federal income tax carryforwards at January 31, 1998 consisted of $6.2 million of net operating loss which expires January 2013 and approximately $315,000 of general business and alternative minimum tax credits.

During the year ended February 3, 1996 the Company settled an audit examination with the Internal Revenue Service. The total tax and interest paid as a result of this examination was $5.0 million. The adjustments related to the purchase price allocations established in 1989 when the Company was acquired. To the extent the assessment resulted in adjustments to the original purchase price allocation, goodwill was adjusted in accordance with SFAS No. 109 "Accounting for Income Taxes."


                      I. PENSION AND THRIFT INCENTIVE PLANS

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

In addition, certain key employees of the Company participate in a supplementary executive retirement plan which is indirectly funded through life insurance policies.

Net pension cost for the Company's plans included the following components (in thousands) for the years ended:

-----------------------------------------------------------------------
                          January 31,    February 1,   February 3,
                             1998           1997          1996
-----------------------------------------------------------------------
Service cost --
 benefits earned
 during the period ...     $   586         $ 624         $ 577
Interest cost
 on projected
 benefit obligation ..         683           632           598
Actual return on
 plan assets .........      (1,277)         (941)         (839)
Net amortization
 and deferral ........         684           603           626
                           -------         -----         -----
Net periodic
 pension cost ........     $   676         $ 918         $ 962
                           =======         =====         =====

The following table sets forth the plans' funded status (in thousands) as of:

-------------------------------------------------------------------------------
                                                   January 31,   February 1,
                                                      1998          1997
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation .....................     $ (9,078)     $(6,804)
                                                    ========      =======
Accumulated benefit
 obligation ...................................     $ (9,174)     $(6,902)
                                                    ========      =======

Projected benefit obligation ..................     $(10,381)     $(8,603)
Plan assets at fair value .....................        8,304        6,421
                                                    --------      -------
Projected benefit obligation in
 excess of plan assets ........................       (2,077)      (2,182)
Unrecognized net gain (loss)  .................          252          (65)
Unrecognized net
 obligation ...................................          198          223
Unrecognized prior service cost ...............          260          292
                                                    --------      -------
Accrued pension cost ..........................     $ (1,367)     $(1,732)
                                                    ========      =======

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.0% and 4.0%, respectively, for Fiscal 1997 and 7.75% and 4.0%, respectively, for Fiscal 1996. The expected long-term rate of return on plan assets was 9.0%.

The Company has a thrift incentive plan to which eligible employees may make pre-tax contributions of up to 10% of their salary, as allowed under Section 401(k) of the Internal

Revenue Code. The Company contributed approximately $201,000, $250,000 and $167,000 in matching contributions to this plan for the years ended January 31, 1998, February 1, 1997 and February 3, 1996, respectively.

           J. CAPITAL STOCK AND STOCK OPTION AND STOCK PURCHASE PLANS

The Company's Restated Articles of Organization (the "Restated Articles") increased the Company's authorized capital stock to 70,000,000 shares of common stock and 2,500,000 shares of preferred stock. Under the Restated Articles, the Board of Directors (the "Board") is authorized, subject to any limitations prescribed by law, from time to time to issue up to 2,000,000 shares of preferred stock, issuable in one or more classes or series, each of such class or series to have such preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board. Any class or series may have full voting rights with the common stock or superior or limited voting rights, be convertible into common stock or another security of the Company, and have such other preferences, relative rights and limitations as the Company's Board shall determine. As a result, any class or series of preferred stock could have rights that would adversely affect the voting power of the common stock. The shares of any class or series of preferred stock need not be identical.

The Company has three stock option plans: the 1988 Stock Option Plan, the 1990 Equity Incentive Plan and the 1993 Stock Option Plan for Non-Employee Directors. Under such plans, the Company initially reserved for issuance 2,106,786, 1,100,000 and 250,000 shares of Common Stock, respectively.

The 1988 Stock Option Plan provides for the grant of both incentive stock options and non-statutory options. The term of options may not exceed 10 years and, unless otherwise specified by the Board, each option will become exercisable as determined by the Board.

The 1990 Equity Incentive Plan provides for the grant of incentive stock options, non-statutory options, stock appreciation rights, restricted stock, unrestricted stock, deferred stock grants and performance awards. Option terms may not exceed 10 years and options will become exercisable as determined by the Board. In 1994, the stockholders approved an amendment to the 1990 Equity Incentive Plan authorizing the issuance under the Plan of an additional 1,000,000 shares of Common Stock.

The 1993 Stock Option Plan for Non-Employee Directors provides for the grant of stock options to Directors who are not employees of the Company or of any subsidiary of the Company. The term of options may not exceed 10 years and, unless otherwise specified, the option will become exercisable in cumulative installments of 20% beginning on the first anniversary of the grant date.

In addition to grants from the 1993 Stock Option Plan for Non-Employee Directors, each non-employee director serving on the Board on December 6, 1996 was granted an option to purchase 5,000 shares of common stock with an exercise price equal to the market price on the date of the grant, which was $4.81 per share.

Incentive stock options under all of these plans may not be issued at less than 100% (110% in the case of owners of more than 10% of all classes of stock) of the fair market value of the common stock at time of issuance and non-statutory options may not be issued at less than 50% of fair market value.

On February 7, 1995, a total of 1,235,750 non-vested stock options, granted under the Company's 1988 Stock Option Plan and 1990 Equity Incentive Plan, were re-priced at an exercise price equal to the fair market value of the Company's Common Stock on that day, which was $3.69 per share.

The following table summarizes stock option transactions:

----------------------------------------------------------------
                                  Options           Weighted
                                  Activity     Average Price
----------------------------------------------------------------
Balance at
January 28, 1995 ............    2,419,830          $   6.66
Options granted .............       38,000              3.27
Options exercised ...........     (122,546)             1.54
Options canceled ............     (342,790)             6.78
                                 ---------
Balance as of
February 3, 1996 ............    1,992,494              3.74

Options granted . ...........      927,800              4.21
Options exercised ...........      (42,659)             0.75
Options canceled ............     (115,426)             5.55
                                 ---------

Balance as of
February 1, 1997 ............    2,762,209              3.87
Options granted . ...........      496,500              6.07
Options exercised ...........     (263,501)             2.32
Options canceled ............     (125,875)             4.16
                                 ---------
Balance as of
January 31, 1998 ............    2,869,333          $   4.38
                                 =========

The following table summarizes information about the options outstanding and exercisable at January 31, 1998:

                    Options Outstanding
---------------------------------------------------------
 Range of                       Weighted         Weighted
 Exercise        Number         Remaining        Exercise
  Prices       Outstanding     Life/Years         Price
  ------       -----------     ----------         -----
$0.21-3.69      1,304,008         5.11             $3.19
$4.00-7.34      1,481,550         7.79              5.16
$8.13-10.25        83,775         5.14              9.02

                    Options Exercisable
---------------------------------------------------------
 Range of                                        Weighted
 Exercise                 Number                 Exercise
  Prices               Outstanding                Price
  ------               -----------                -----
$0.21-3.69              1,079,083                 $3.10
$4.00-7.34                413,763                  5.30
$8.13-10.25                71,275                  9.06


As of January 31, 1998 and February 1, 1997 the number of shares of common stock reserved for granting future stock options was 713,334 and 1,083,959, respectively. As of January 31, 1998, February 1, 1997 and February 3, 1996, options for 1,564,121, 1,138,428 and 973,727 shares, respectively, were exercisable under option plans at a weighted average exercise price of $3.95, $3.61 and $3.61, respectively.

The exercise of non-statutory stock options results in state and federal income tax benefits to the Company arising from the difference between the market price at the date of exercise and the option price. During the year ended February 3, 1996, $136,000 was credited to additional paid-in-capital due to such exercises.

In 1994, the Company issued, at no cost, restricted stock to a key employee under the 1990 Equity Incentive Plan. The restrictions on the transferability of these shares lapsed ratably over two years, and the market price of this restricted stock was charged to income ratably over the period during which the restrictions lapsed. The Company also canceled 105,000 shares of restricted stock as a result of the resignation of a key employee. These shares are included in the number of common stock shares reserved for granting future stock options.

The Company offers an employee stock purchase plan (the "purchase plan") through which all regular employees with more than six months of continuous service (excluding those owning 5% or more of the Company's stock) are eligible to participate. Purchases of common stock occur twice at the end of six-month periods at 85% of the lesser of the value of the common stock at the beginning or the end of the period. A total of 450,000 shares of stock were reserved under the purchase plan. As of January 31, 1998 and February 1, 1997, the number of shares reserved under this plan for future issuance was 82,639 and 119,943, respectively.

Effective February 4, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at the intrinsic value with disclosure of the effects of the fair value accounting on net income and earnings per share on a pro-forma basis. Had compensation cost for the stock option plans been determined using the fair value method, the Company's Fiscal 1997, Fiscal 1996 and Fiscal 1995 pro-forma net income (loss) and earnings (loss) per share would have been as follows (in thousands, except per share amounts):

--------------------------------------------------------------------------------
Fiscal year ended                January 31,      February 1,     February 3,
                                     1998            1997             1996
--------------------------------------------------------------------------------
Net income (loss)
     As reported .........       $  (5,760)       $   6,466       $  (31,791)
     Pro-forma ...........       $  (6,975)       $   5,652       $  (32,373)

Basic earnings (loss) per
 share
     As reported .........       $   (0.28)       $    0.31       $    (1.56)
     Pro-forma ...........       $   (0.34)       $    0.28       $    (1.59)

Diluted earnings (loss)
 per share
     As reported .........       $   (0.28)       $    0.31       $    (1.56)
     Pro-forma ...........       $   (0.34)       $    0.27       $    (1.59)



Consistent with SFAS No. 123, pro-forma net income (loss) and earnings (loss) per share have not been calculated for options granted prior to January 29, 1995. Pro-forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of options granted during Fiscal 1997, Fiscal 1996 and Fiscal 1995 was $4.79, $3.50 and $2.81, respectively. The values were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in Fiscal 1997, Fiscal 1996 and Fiscal 1995, respectively; risk-free interest rate of 6.58%, 7.0% and 6.1%, expected lives of ten years for all periods, expected volatility of 65.7%, 73.2% and 81.7% and expected dividend yield of the stock over the options life of 0%.

                K. SELECTED QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)

--------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)  1st Qtr         2nd Qtr         3rd Qtr         4th Qtr
--------------------------------------------------------------------------------------------------------
Fiscal year ending January 31, 1998
Net sales .........................       $ 120,451       $ 126,329       $ 152,471       $ 155,070
Gross profit (a)  .................          29,242          29,422          38,129          30,284
Net income (loss) .................       $     557       $   1,193       $   3,228       $ (10,738)
Basic EPS (b) .....................       $    0.03       $    0.06       $    0.16       $   (0.51)
Diluted EPS (b) ...................       $    0.03       $    0.06       $    0.15       $   (0.51)

Fiscal year ending February 1, 1997
Net sales .........................       $ 124,032       $ 120,101       $ 147,203       $ 153,689
Gross profit (a)  .................          30,822          29,017          38,152          34,879
Net income ........................       $     564       $   1,215       $   3,513       $   1,174
Basic EPS (b) .....................       $    0.03       $    0.06       $    0.17       $    0.06
Diluted EPS (b) ...................       $    0.03       $    0.06       $    0.17       $    0.06



(a) Gross profit equals net sales less cost of sales, including buying, receiving and occupancy costs.

(b) In accordance with Accounting Principles Board Opinion No. 15, the quarterly per share earnings do not necessarily aggregate to the annual per share earnings.


                            L. RESTRUCTURING CHARGES

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

In addition, in the fourth quarter of Fiscal 1995, $15.9 million was charged for inventory cost markdowns relating to exiting certain lines of apparel and $2.8 million was charged for the write-off of certain impaired assets, including computer hardware that previously supported systems that have been displaced in connection with the ongoing system development program.



The charges for store closings in Fiscal 1995 consisted of the following components (in thousands):

-----------------------------------------------------------
                                           February 3,
                                               1996
-----------------------------------------------------------
Write-off of leasehold
 improvements and fixtures ...........       $ 3,868

Estimated costs associated with
 obligations for leased properties
 after closing date offset by expected
 sublease income .....................         6,637

Costs of severance arrangements
 and related expenses ................           872
                                             -------

     Total ...........................       $11,377
                                             =======

The following is an analysis of the activity within the store closing reserve during the years ended January 31, 1998, February 1, 1997 and February 3, 1996:

-----------------------------------------------------------------------------
                                    January 31,   February 1,   February 3,
                                       1998          1997          1996
-----------------------------------------------------------------------------
Balance, beginning
  of year ........................    $5,265       $11,502       $ 9,242
Charges:
    Store closing charge .........      --            --          11,377
    Distribution center charge ...      --             750         1,362
Reductions:
    Write-off leasehold
      improvements and fixtures ..      --           2,731         2,332
    Severance arrangements and
      related expenses ...........      --             132           932
    Obligations for leased
      properties .................     1,080         3,704         5,801
    Markdowns ....................      --            --           1,414
    Distribution center closing ..     1,648           420          --
                                      ------       -------       -------
Balance, end
  of year ........................    $2,537       $ 5,265       $11,502
                                      ======       =======       =======

The $2.5 million remaining as of January 31, 1998 is expected to be utilized over the remaining lease term of one of the stores closed in Fiscal 1995. The lease expires in Fiscal 2009.

The eight stores included in the Fiscal 1995 closing reserve recorded sales in Fiscal 1995 of $46.3 million.

The nine stores included in the Fiscal 1994 closing reserve recorded sales in Fiscal 1995 of $10.0 million, and direct store contribution losses of $1.8 million.

                              M. DEFERRED REVENUE

On November 24, 1993 the Company sold its leasehold interest in a retail property located on North Michigan Avenue in Chicago, Illinois in exchange for a combination of cash and notes receivable. Simultaneously, the Company entered into a fifteen year lease of this property with the new owner. Deferred revenue represents the excess of the Company's proceeds from the sale over the cost of its investment in the related property and is being amortized over the life of the lease. The Company amortized $167,000 during each of Fiscal 1997, Fiscal 1996 and Fiscal 1995. Under the terms of the sale agreement, the Company is entitled to a percentage of the net cash flow that may be generated by the new owner's development of this property. To date, the Company has not recognized any revenues related to this project.

                    REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Filene's Basement Corp.:


We have audited the accompanying consolidated balance sheets of Filene's Basement Corp. and subsidiary (a Massachusetts corporation) as of January 31, 1998 and February 1, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Filene's Basement Corp. and subsidiary as of January 31, 1998 and February 1, 1997 and the consolidated results of their operations and their cash flows for each of the fiscal years then ended in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 16, 1998




To the Board of Directors and Stockholders of Filene's Basement Corp.:

We have audited the accompanying consolidated balance sheet of Filene's Basement Corp. and its wholly-owned subsidiaries as of February 3, 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the fiscal year ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Filene's Basement Corp. and its wholly-owned subsidiaries as of February 3, 1996 and the consolidated results of their operations and their cash flows for the fiscal year ended February 3, 1996 in conformity with generally accepted accounting principles.



/s/ COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
March 20, 1996

            PRICE RANGE OF COMMON STOCK (UNAUDITED)



Since April 30, 1991, the Company's common stock has been available for quotation on the Nasdaq National Market under the Symbol "BSMT". The following table sets forth, for the periods indicated the high and low sale prices per share of the Company's common stock as quoted through the Nasdaq National
Market:

-------------------------------------------------------------------------
                 Fiscal year ended     Fiscal year ended
                 January 31, 1998      February 1, 1997
                      High          Low        High          Low
-------------------------------------------------------------------------
First Quarter        $ 8 11/16     5 5/8     $ 4 3/16     $ 2   1/8
Second Quarter         7   1/4     5 5/8       5  3/4       3 15/16
Third Quarter          9   3/4     6 5/8       5  3/4       4
Fourth Quarter         7   5/8     4           5  3/4       3   7/8


The last reported sale price per share of the Company's common stock as quoted on the Nasdaq National Market on April 7, 1998 was $5.25. As of April 7, 1998 the Company had 1,521 shareholders of record.

The Company has never paid dividends on its Common Stock. The Company currently intends to retain earnings, if any, and does not anticipate paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, operating results, and current anticipated cash needs. The Company's credit agreement prohibits the payment of any dividends.

                     FILENE'S BASEMENT INVESTOR INFORMATION


INVESTOR RELATIONS
Investor inquiries are most welcome, and individuals are invited to contact us by letter to request Company information. A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 31, 1998 MAY ALSO BE OBTAINED WITHOUT CHARGE.

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

ANNUAL MEETING
The Annual Meeting of Stockholders will be held Thursday, June 25, 1998 at 2:00 p.m. at BankBoston, N.A., 100 Federal Street, Boston, Massachusetts. All stockholders are invited to attend.

STOCK LISTING
Filene's Basement Corp. common stock is listed on the Nasdaq National Market, under the symbol BSMT.

CORPORATE OFFICERS
Samuel J. Gerson...............  Chairman, Chief Executive Officer and Director
W. Jay Carothers...............  President, Chief Operating Officer and Director
Mone Anathan, III..............  Chairman of Executive Committee and Director
Steven Siegel..................  Executive Vice President, Chief Financial Officer, Treasurer and Secretary

OUTSIDE DIRECTORS
John Eyler.....................  President and Chief Executive Officer, FAO Schwartz, New York, New York
Robert P. Henderson............  General Partner, Greylock Management Corporation, Boston, Massachusetts
Harold Leppo...................  Chief Executive Officer, Harold Leppo and Co., Retail Consultants, Stamford, Connecticut
Paul D. Paganucci..............  Chairman of the Board, Ledyard National Bank, Hanover, New Hampshire
Dorsey R. Gardner..............  President, Kelso Management Company, Inc., Boston, Massachusetts

GENERAL COUNSEL
Hale and Dorr LLP..............  Boston, Massachusetts

INDEPENDENT AUDITORS
Arthur Andersen LLP ...........  Boston, Massachusetts

                     FILENE'S BASEMENT CORP. STORE LOCATIONS


CONNECTICUT

Corbin's Corner, CT 06110
Corbin's Corner Shopping Center

Orange, CT 06477
550-560 Boston Post Road

Manchester, CT
1510 Pleasant Valley Road



ILLINOIS

Chicago, IL 60602
1 North State Street

Chicago, IL 60611
830 North Michigan Ave

Oak Brook, IL 60521
Shops at Oak Brook Place
2155 West 22nd Street

Skokie, IL 60077
Orchard Place
4831 Golf Road



MAINE

Portland, ME 04106
The Maine Mall



MARYLAND

Rockville Pike , MD 20852
Mid Pike Plaza
11840 Rockville Pike Road



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

Nashua, NH 03060
262 Daniel Webster Hwy.

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



PENNSYLVANIA

Berwyn, PA 19312
254 West Swedesford Road

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



                                       23