Form 10-K405, Exhibit 13
period 1999-01-31
FILENES BASEMENT CORP
filed 1999-04-30
CIK 875404

EXHIBIT 13

                          F I L E N E'S
                         B A S E M E N T





                         ANNUAL REPORT
                              1998


             FILENE'S BASEMENT CORP.  FINANCIAL HIGHLIGHTS

                           Fiscal Year    Fiscal Year    Fiscal Year    Fiscal Year    Fiscal Year
                              Ended          Ended          Ended          Ended          Ended
                           January 30,    January 31,    February 1,    February 3,    January 28,
                              1999           1998           1997           1996(1)        1995
Dollars in millions,
except per share amounts


Income Statement Data:
Net sales                    $588.5         $554.3          $545.0         $582.5        $608.3

Operating income (loss)(2)     (5.6)          (3.2)           14.2          (27.3)          5.8

Income (loss) before
  extraordinary item (2)       (9.5)          (5.8)            6.5          (31.8)          1.1

Net income (loss) (2)        $ (9.5)        $ (5.8)         $  6.5         $(31.8)       $ (1.2)
                             ======         ======          ======         ======        ======
Basic and diluted income
 (loss) per common share:

Income (loss) before
  extraordinary item (2)     $(0.45)        $(0.28)         $ 0.31         $(1.56)       $ 0.05

Extraordinary item              --             --              --             --          (0.11)
                             ------         ------          ------         ------        ------
Net income (loss) (2)        $(0.45)        $(0.28)         $ 0.31         $(1.56)       $(0.06)
                             ======         ======          ======         ======        ======


Operating Data:

Number of stores in
  operation at end of
  period                         51             45              43             47            55

Comparable store net
  sales increase
  (decrease)                    0.8%          (1.4%)           0.7%          (5.7%)        (0.5%)
                                ====          =====            ====          =====         =====


Balance Sheet Data:

Total assets                 $202.7         $175.3          $183.2         $210.1        $238.9

Long term debt (including
  capital lease
  obligations)                  2.6           14.3            10.7           38.6          39.1

Total stockholders' equity     72.8           82.5            87.5           80.9         112.2


(1) The fiscal year ended February 3, 1996 included 53 weeks.

(2) The fiscal year ended January 31, 1998 included a $6.9 million depreciation charge for accelerated depreciation on assets that were not year 2000 compliant (Note D). The fiscal year ended February 3, 1996 included a $30.1 million charge for store closures and other charges (Note
    M). The fiscal year ended January 28, 1995 included a $4.9 million charge for store closures.


SHAREHOLDER LETTER


     1998 was a disappointing year. Rather than review previously announced information, the focus of this year's letter to shareholders should be what is being done to enhance shareholder value.

     First, in late fall of 1998, using a newly installed customer database system, we undertook a program to analyze over two years of customer transactional information. Utilizing this data, we then developed a customer segmentation and communication strategy. This work allowed us to identify our core customers and understand their shopping habits and their overall value to Filene's Basement. By focusing on our best customers, we began changing our merchandise mix, store presentation, customer service and advertising in order to retain and grow these core customers, through increased trips and cross shopping opportunities. We believe this is the most efficient and cost effective way to grow our Filene's Basement business.

     Secondly, in the spring of 1999, four new Aisle 3 stores were launched. This new concept addresses shifting consumer demographics and lifestyles and customer dissatisfaction with today's shopping experience. At the same time, this concept enables us to leverage our core basement competencies and central overhead.

     This "weekend only" warehouse store is positioned to appeal to a broad segment of career oriented, "busy" consumers, looking for branded merchandise at guaranteed lowest prices. These stores are much larger (up to 75,000 square feet) than a typical Filene's Basement store and carry "category killer" assortments in women's, men's and home. They have a warehouse atmosphere, require much less capital than a Basement store and provide the customer with an efficient, fast and friendly shopping experience. Our performance to date has been encouraging.

     Thirdly, we recently turned on our year 2000 compatible merchandising and financial systems. Later this spring we expect to install our new point of sale registers. This will give our stores a more flexible platform that is faster, has signature capture and price lookup and will integrate with our merchandising systems. We anticipate no problems with being year 2000 compliant.

     Our financial position remains good. We have a new larger, more flexible banking line provided by a consortium of banks led by BankBoston which will allow us to grow.

     We are confident that our new store concept, Aisle 3, in conjunction with a stabilized Filene's Basement, will enhance profitability and ultimately increase shareholder value.



       Sincerley,


       /s/ Samuel J. Gerson                     /s/ W. Jay Carothers
       Samuel J. Gerson                          W. Jay Carothers


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION



Results of Operation

The following table sets forth, for the periods indicated, the consolidated statements of operations of Filene's Basement Corp. (the "Company") expressed as a percentage of sales. This table and subsequent discussions should be read in conjunction with the Consolidated Financial Statements and related Notes. The Company's fiscal year ends on the Saturday closest to January 31 in each year. The fiscal years ended January 30, 1999 (Fiscal
1998), January 31, 1998 (Fiscal 1997) and February 1, 1997
(Fiscal 1996) included 52 weeks.

                           Fiscal  Fiscal  Fiscal
                            1998    1997    1996

Net sales                  100.0%  100.0%  100.0%
Cost of sales, including
 buying, receiving and
 occupancy costs            77.3%   77.1%   75.6%
                           ------  -----   -----
      Gross profit          22.7%   22.9%   24.4%

Selling, general and
 administrative expenses    23.4%   23.2%   21.5%
Amortization of intangible
 assets and beneficial
  operating lease rights     0.3%    0.3%    0.3%
                           ------  -----   -----
Operating income (loss)     (1.0%)  (0.6%)   2.6%

Interest expense, net        0.6%    0.4%    0.7%
                           ------  -----   -----
Income (loss) before
     income taxes           (1.6%)  (1.0%)   1.9%

Income tax provision          -       -      0.7%
                           ------  -----   -----
Net income (loss)           (1.6%)  (1.0%)   1.2%
                           ======  ======  ======

Net sales

Net sales for Fiscal 1998 increased $34.2 million, or 6%, from Fiscal 1997 to $588.5 million. Comparable store sales for Fiscal 1998 increased 0.8% versus the same period last year primarily due to significant increases in the home goods and fine jewelry categories, which were offset by general weak demand for apparel. The increase in sales from fine jewelry was driven primarily by an inventory liquidation sale resulting from the introduction of a new fine jewelry leased department and the phase out of the old department. The general weak demand was compounded by unseasonably warm weather in the third quarter, which created a tough competitive environment in the fourth quarter as retailers aggressively took markdowns to clear inventory. Six new stores were opened during Fiscal 1998, two in the first quarter and four in the third quarter, bringing the total number of stores in operation at the end of the 1998 fiscal year to 51.

Net sales for Fiscal 1997 increased $9.3 million, or 2%, from Fiscal 1996 to $554.3 million. Comparable store sales for Fiscal 1997 decreased 1% versus the same period in the prior year primarily due to the shortfall in demand for woman's sportswear and a general decline in the retail stocks business, which were partially offset by gains in the home goods category. Two new stores were opened during the first quarter of 1997, bring the total number of stores in operation at the end of the 1997 fiscal year to 45.

Gross profit

Gross profit as a percentage of sales was 22.7% for Fiscal 1998 compared with 22.9% in Fiscal 1997, a decrease of 0.2%. This percentage decrease was primarily due to an increase in buying, receiving and occupancy costs of 0.5% as a percentage of sales, partially offset by an increase in retail margin.

Gross profit as a percentage of sales was 22.9% for Fiscal 1997 compared with 24.4% in Fiscal 1996, a decrease of 1.5%. This decrease was primarily due to an increased level of markdowns, particularly in the women's sportswear categories. During the fourth quarter of Fiscal 1997, the Company recorded a $3.0 million charge to write-down this inventory due to a weakening demand in the fall season. In addition, buying, receiving and occupancy costs as a percentage of sales increased 0.4%.


Selling, general and administrative expenses

Selling, general and administrative expenses increased $9.2 million in Fiscal 1998 to $137.9 million from $128.8 million in Fiscal 1997. As a percentage of sales, this represented an increase of 0.2%. The increase primarily resulted from pre-opening expenses associated with the six new stores, startup costs for the new Aisle 3 concept (See Outlook) and the testing of other concepts, totaling approximately $5.3 million. Additional expenses of $2.2 million were also incurred related to the Year 2000 system changes.

Selling, general and administrative expenses increased $11.5 million in Fiscal 1997 to $128.8 million from $117.2 million in Fiscal 1996. As a percentage of sales, this represented an increase of 1.7%. The increase was mainly due to additional depreciation, as discussed below.

As a result of the Company's review of its Year 2000 exposure, it was determined that certain computer software, hardware and other related assets will need to be replaced with Year 2000 compliant systems. The Company has adjusted its depreciation rates to reflect the useful lives of these assets, which resulted in an additional depreciation charge of $6.9 million in the fourth quarter of Fiscal 1997. The net book value of these assets at January 30, 1999 totaled $0.5 million and will be fully depreciated in Fiscal 1999. See Liquidity and Capital Resources.


Net interest expense

Net interest expense was $3.9 million in Fiscal 1998 compared with $2.6 million in Fiscal 1997. This $1.3 million increase was primarily attributable to higher average borrowings under the Company's Amended and Restated Revolving Credit and Term Loan Agreement. During Fiscal 1998 and Fiscal 1997, average borrowings were $38.0 million and $25.5 million, respectively. See Liquidity and Capital Resources.

Net interest expense was $2.6 million in Fiscal 1997 compared with $3.7 million in Fiscal 1996, a 30.2% decrease. This $1.1 million decrease was primarily attributable to lower average borrowings and reduced interest rates in Fiscal 1997 versus Fiscal 1996.

 .
Income taxes

For Fiscal 1998, the loss before income taxes was $9.5 million, or $.45 per share, compared with a loss before taxes of $5.8 million, or $.28 per share for Fiscal 1997. The Fiscal 1998 and Fiscal 1997 income tax benefits were reduced to zero by an increase in the valuation allowance necessary to bring the net deferred tax assets to a level that would, more likely than not, be realized. The income tax provision for Fiscal 1996 was $4.0 million, an effective rate of 38.0%.


Liquidity and Capital Resources

During Fiscal 1998, net cash provided by operations was $4.2 million, compared with cash used in operations of $1.1 million in the prior year. Earnings before depreciation and amortization decreased $9.3 million in Fiscal 1998 versus Fiscal 1997; however, this decrease was more than offset by a higher level of accounts payable in Fiscal 1998.

Net cash used in investing activities during Fiscal 1998 increased $22.7 million over the comparable period in Fiscal 1997. The net increase was primarily attributable to an $11.9 million increase in capital expenditures, primarily for new stores and information systems, and a $9.2 million decrease in proceeds from the sale of property and leasehold interests during Fiscal 1997.

During Fiscal 1998, net cash provided by financing activities increased $17.8 million over Fiscal 1997. This increase was primarily due to an increase in proceeds from revolver loans of $33.4 million, of which $12.5 million was used to pay down the term loan.

On January 22, 1999, the Company entered into a Second Amended and Restated Revolving Credit Agreement (the "Agreement"), which replaced the Company's Amended and Restated Revolving Credit and
Term Loan Agreement dated January 30, 1998 (the "Prior Agreement").
The $120 million revolving credit facility expires on January 22, 2002. Advances under the Agreement are subject to a borrowing base to be calculated weekly based on the Company's level of inventory and credit card receivables. The Company's obligations under the Agreement are secured by all of the assets of the Company. Interest rates under the Agreement are, at the Company's option, prime plus 0.5% or LIBOR plus 2.5%. The interest rate is subject to downward adjustment upon the achievement of certain performance criteria.

The Company will not be subject to financial covenants in any fiscal month in which excess availability exceeds certain predetermined levels for such month. In the event that such excess availability levels are not attained, the Company will be subject to financial covenants which require cumulative minimum earnings before interest, taxes, depreciation and amortization and a minimum ratio of accounts payable to inventory. See Note F of the Notes to Consolidated Financial Statements.

In February 1998, the Company entered into two interest rate swap agreements for varying notional amounts. The notional amounts are intended to coincide with the revolving credit loans and were entered into as a hedge against increasing LIBOR rates and carry an interest rate of 5.73% through February 3, 2001.

As of January 30, 1999, the Company had $18.9 million of remaining credit available under its revolving credit facility versus $30.1 million as of January 31, 1998. As of January 30, 1999, outstanding obligations under the Agreement were $38.6 million plus $9.4 million in letter of credit commitments. As of January 31, 1998, outstanding obligations under the Prior Agreement were $15.6 million, including a $12.5 million term loan, plus $9.3 million in letter of credit commitments.

The Company is exposed to market risk related to the change in interest rates primarily through its borrowing activities. The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. Each interest rate swap agreement is designated with all or a portion of the principal balance of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based.

The differential to be received or paid as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The fair value of the swap agreements and changes in the fair value as the result of changes in market interest rates are not recognized in the financial statements.

Short term trade credit represents a significant source of financing for merchandise inventories. Trade credit arises from the willingness of the Company's vendors to grant certain payment terms for inventory purchases.

The Company believes it has in place arrangements involving short term lines and letter of credit commitments with vendors and third party factors that, in addition to the aforementioned Agreement and internally generated working capital, are adequate to meet its seasonal inventory needs, operating expenses and anticipated capital expenditure requirements for Fiscal 1999.

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

Year 2000

The Company utilizes software and related technologies throughout its business that will be affected by the Year 2000 problem, which is common to most corporations, and concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches.

The Company's State of Readiness

The Company has completed a review of its computer systems to identify the systems that could be affected by the Year 2000 problem and has developed an implementation plan to resolve the issue. As part of this plan, most non-compliant systems will be replaced with new systems that will provide certain competitive benefits as well as ensure Year 2000 compliance in time to minimize any disruptive effects on operations. The Company is currently in the process of modifying, testing and implementing these new systems. The Company is also in the process of inventorying and assessing potential problem areas in its non-information technology systems that use embedded technology, such as microprocessors.

The replaced systems generally fall into three major categories: merchandise management systems, store operating systems and supporting network and sub-systems. The installation of the merchandise management systems has been completed. The store operating systems, which primarily consist of point of sales systems, are in the final testing phase with a planned rollout of the new systems starting in the second quarter of Fiscal 1999 and an expected completion date in the third quarter of Fiscal 1999. Supporting network and other sub-systems implementation is scheduled to be completed in Fiscal 1999.

The Company has communicated with its key vendors and other business partners seeking their assurances they will be Year 2000 compliant. Based on responses, the Company will be reaffirming the status of its key vendors' Year 2000 compliance activities during the second quarter of Fiscal 1999. The Company will be addressing those areas which could potentially cause disruptions to some aspects of its operation from non-compliant systems utilized by third party and governmental and business entities.

The Costs to Address the Year 2000 Problem

While it is not possible at this time to predict the total cost of this effort, the investment, whether leased, purchased or expensed, in new software and equipment needed to achieve Year 2000 compliance and enhance existing systems, is currently estimated at approximately $31.0 million, of which $13.4 million had been incurred through January 30, 1999. The expense portion of the total project is estimated at $11.9 million of which $2.2 million was incurred in Fiscal 1998 and $3.2 million is expected to be incurred in 1999. Funding requirements have been incorporated into the Company's capital and operating plans and are not expected to have a material adverse impact on the Company's financial condition or liquidity.

Risk Analysis

Like most large business enterprises, the Company is dependent upon its own internal computer technology and relies upon timely performance by its business partners. As noted above, a large-scale Year 2000 failure could, among other problems, impair the Company's ability to timely deliver product to stores, resulting in potential lost sales opportunities and additional expenses. The Company's Year 2000 program seeks to identify and minimize this risk and includes testing of its systems and purchased hardware and software to ensure, to the extent feasible, all such systems will function before and after the Year 2000. The Company is continually refining its understanding of the risk the Year 2000 poses to its significant business partners based upon information obtained through its surveys and interviews. That refinement will continue throughout Fiscal 1999.

Contingency Plans

Following its risk analysis, the Company is developing appropriate measures to attempt to minimize disruption to the Company's operations in the event of a Year 2000 failure. The level of planning required will be determined based on the risks ascertained through the Company's investigative efforts. The Company anticipates contingency planning across the enterprise will be completed by the summer of Fiscal 1999.

Because of the Company's extensive efforts to formulate and carry-out an effective Year 2000 program, the Company believes it will complete its preparation on a timely basis and effectively minimize disruption to the Company's operation. The Company cannot provide any assurance that it will succeed in this respect.

Outlook

The Company plans to open nine stores during Fiscal 1999 to test the feasibility of a new retail format which will supplement the traditional Filene's Basement specialty stores. The new concept stores are named "Aisle 3". Four of the stores were opened in the first quarter of Fiscal 1999. Principal elements include stores, which are larger than traditional Basement stores, operating during weekends only. Ultimately, merchandise will be warehoused at these stores, reducing the current lead time between vendor and point of sale, and providing greater volume of merchandise at the store. The new format will leverage the current Filene's Basement infrastructure and its vendor relations. The capital required to open stores of this kind is significantly less than that required to open a traditional Filene's Basement specialty store.

The objective of the program is to test the concept of increasing sales through such new stores, with a goal of reducing costs and improving operating margins. The Company intends to open additional specialty stores of the traditional format as well. Due to the factors discussed below, there is no guarantee that the Company will achieve these expectations.

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5 in April 1998. This statement establishes the accounting for costs of start-up activities and requires that all costs of start-up activities be expensed as incurred. The statement is effective for fiscal years beginning after December 15, 1998. Pursuant to adoption of the aforementioned statement in the fourth quarter of 1998, the Company expensed the startup costs incurred relating to this new retail format. The charge to the fourth quarter was approximately $1.0 million.


Certain Factors That May Affect Future Results

This Annual Report contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, including references to future growth and improved margins. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. Factors which may cause actual results to differ materially from those indicated by such forward-looking statements include, among others: (i) economic and weather conditions which affect the buying patterns of the Company's customers, (ii) actions of the Company's competitors and the Company's ability to respond to such actions, (iii) the continued support of the Company's numerous vendors and third party factors in the form of short-term trade credit through extended payment terms and letters of credit, (iv) a decrease in the Company's available funds under its existing credit facility due to the impairment or ineligibility of a significant portion of its borrowing base, (v) the continued success of the Company's efforts to implement planned strategic initiatives, (vi) unexpected store closings and the related higher markdowns associated with inventory liquidations, (vii) any unanticipated impact of the Year 2000 problem and (viii) the extent to which the Aisle 3 concept is successful.



FILENE'S BASEMENT CORP. CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

For the fiscal years ended                         January 30,  January 31,   February 1,
Dollars in thousands, except per share amounts        1999        1998           1997

Net sales (Note B)                                  $588,539     $554,321      $545,025
Cost of sales, including buying,
 receiving and occupancy costs                       454,751      427,244       412,155
                                                    --------     --------      --------
     Gross profit                                    133,788      127,077       132,870

Selling, general and administrative expenses         137,940      128,764       117,238
Amortization of intangible assets and beneficial
 operating lease rights                                1,467        1,467         1,467
                                                    --------     --------      --------
     Operating income (loss)                          (5,619)      (3,154)       14,165

Interest expense, net of $13, $47 and $213
 of interest income (Note F)                           3,879        2,606         3,735
                                                    --------     --------      --------
Income (loss) before income taxes                     (9,498)      (5,760)       10,430

Income tax provision (Note H)                            --           --          3,964
                                                    --------     --------      --------
Net income (loss)                                     (9,498)      (5,760)        6,466
                                                    --------     --------      --------
Other Comprehensive Income
     Minimum pension liability adjustment               (389)         --            --
                                                    --------     --------      --------
Comprehensive loss                                  $ (9,887)    $ (5,760)     $  6,466
                                                    ========     ========      ========
Basic and diluted earnings per share:

Net income (loss)                                   $  (0.45)    $  (0.28)     $   0.31
                                                    ========     ========      ========

Weighted average number of common
 shares outstanding (Note B):

 Basic                                            20,924,496   20,757,494    20,534,129
 Diluted                                          20,924,496   20,757,494    20,851,109


The accompanying notes are an integral part of these consolidated financial statements.


FILENE'S BASEMENT CORP. CONSOLIDATED BALANCE SHEETS


                                            January 30,    January 31,
Dollars in thousands                           1999           1998


ASSETS
Current assets:
 Cash and cash equivalents                   $    830       $    475
 Inventories                                  105,773         93,021
 Other current assets (Note C)                 11,529         11,162
                                             --------       --------
Total current assets                          118,132        104,658

Property, plant and equipment, net (Note D)    61,279         48,341
Beneficial operating lease rights, net of
 $13,795 and $12,481 of accumulated
 amortization (Note B)                         12,183         13,497
Intangible assets, goodwill and other, net
 of $10,026 and $9,873 of accumulated
 amortization                                  11,107          8,842
                                             --------       --------
Total assets                                 $202,701       $175,338
                                             ========       ========
LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable, trade                     $ 56,090       $ 42,698
 Accrued expenses (Note E)                     27,539         26,455
 Short-term debt (Note F)                      38,561          3,100
 Current portion of long-term debt (Note F)     --             1,000
 Obligations under capital leases,
  due within one year (Note G)                    553            414
                                             --------       --------
Total current liabilities                     122,743         73,667

Reserve for store closings and other
 liabilities (Note M)                           2,857          3,096
Deferred revenue (Note N)                       1,665          1,832
Long-term debt (Note F)                          --           11,500
Obligations under capital leases (Note G)       2,648          2,777

Commitments and contingencies (Note G)

Stockholders' equity (Notes J and K):
 Common stock, $.01 par value; authorized
  70,000,000 shares; 21,047,244 and
  20,959,338 shares issued                        211            210
 Additional paid-in capital                    87,141         86,933
 Accumulated deficit                          (14,159)        (4,661)
 Accumulated other comprehensive income          (389)           --
 Cost of 75,000 common shares in treasury         (16)           (16)
                                             --------       --------
Total stockholders' equity                     72,788         82,466
                                             --------       --------
Total liabilities and stockholders' equity   $202,701       $175,338
                                             ========       ========

The accompanying notes are an integral part of these consolidated financial statements.



           FILENE'S BASEMENT CORP. CONSOLIDATED STATEMENTS
                  OF CHANGES IN STOCKHOLDERS' EQUITY



For the fiscal years ended January 30, 1999, January 31, 1998 and
February 1, 1997
Dollars in thousands

                                                           Retained  Unamortized
                                               Additional  Earnings  Restricted    Accumulated                   Total
                                        Common  Paid-in (Accumulated    Stock     Comprehensive  Treasury    Stockholders'
                                        Stock   Capital    Deficit)  Compensation    Income        Stock         Equity


Balance at February 3, 1996              $206   $86,048   $ (5,367)        $(12)     $ --          $(16)        $80,859

Issuance of 42,659 and 40,731 shares
 through exercise of stock options
 and employee stock purchase plan,
 respectively.                              1       147                                                             148
Amortization related to 5,480 shares

 of restricted stock.                                                        12                                      12
Net income                                                   6,466                                                6,466
                                         ----   -------   --------         ----     -----          ----         -------
Balance at February 1, 1997               207    86,195      1,099           --       --            (16)         87,485

Issuance of 263,501 and 37,304 shares
 through exercise of stock options
 and employee stock purchase plan,
 respectively.                              3       738                                                             741
Net loss                                                    (5,760)                                              (5,760)
                                         ----   -------   --------         ----     -----          ----         -------
Balance at January 31, 1998               210    86,933     (4,661)          --       --            (16)         82,466

Issuance of 32,899 and 55,007 shares
 through exercise of stock options
 and employee stock purchase plan,
 respectively.                              1       208                                                             209
Net loss                                                    (9,498)                                              (9,498)
Minimum pension liability adjustment.                                                (389)                         (389)
                                         ----   -------   --------         ----     -----          ----         -------
Balance at January 30, 1999              $211   $87,141   $(14,159)        $ --     $(389)         $(16)        $72,788
                                         ====   =======   ========         ====     =====          ====         =======

The accompanying notes are an integral part of these consolidated financial statements.


    FILENE'S BASEMENT CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal years ended                              January 30,   January 31,   February 1,
Dollars in thousands                                       1999          1998          1997


Cash flows from operating activities:
Net income (loss)                                       $ (9,498)     $ (5,760)      $  6,466
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operations:
   Depreciation and amortization                          13,486        19,009         12,271
   Deferred income taxes                                    --            (137)         3,436
   Other                                                    (167)         (167)          (155)

Changes in operating assets and liabilities:
  Increase in inventory                                  (12,752)       (4,258)        (2,986)
  (Increase) decrease in other current assets               (367)       (3,905)        18,943
  Increase (decrease) in accounts payable                 13,392        (2,189)         9,730
  Increase (decrease) in accrued expenses and other
   liabilities                                                98        (3,707)        (2,820)
                                                        --------      --------       --------
Net cash provided by (used in) operating activities        4,192        (1,114)        44,885

Cash flows from investing activities:
  Purchase of property, plant and equipment              (24,440)      (12,539)        (7,612)
  Proceeds from sale of property                            --           7,135            --
  Proceeds from sale of leasehold interest                  --           2,106            728
  Other                                                   (2,060)         (479)          (462)
                                                        --------      --------       --------
Net cash used in investing activities                    (26,500)       (3,777)        (7,346)

Cash flows from financing activities:
  Short term borrowings, net                              35,461         2,100        (12,200)
  Principal payments on capital lease obligations           (507)         (437)          (489)
  Proceeds from long-term debt                              --          12,500         10,000
  Payments of long-term debt                             (12,500)      (10,000)       (35,000)
  Proceeds from sale of common stock to employees            209           741            148
                                                        --------      --------       --------
Net cash provided by (used in) financing activities       22,663         4,904        (37,541)
                                                        --------      --------       --------
Net increase (decrease) in cash and cash equivalents         355            13             (2)

Cash and cash equivalents at beginning of period             475           462            464
                                                        --------      --------       --------
Cash and cash equivalents at end of period              $    830      $    475       $    462
                                                        ========      ========       ========


Supplemental disclosure of cash flow information:
   Interest paid                                        $  3,294      $  2,392       $  3,398
   Income taxes paid                                         283         1,654            257



The accompanying notes are an integral part of these consolidated financial statements.




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

The Company's fiscal year ends on the Saturday closest to January
31. The fiscal years ended on January 30, 1999 (Fiscal 1998),
January 31, 1998 (Fiscal 1997) and February 1, 1997 (Fiscal
1996). All of the above years included 52 weeks.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated. Certain prior year amounts were reclassified to conform to current year presentations.


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

Sales

The net sales amounts include approximately $42,339,000, $32,086,000 and $30,349,000 of leased departments sales for the fiscal years ended January 30, 1999, January 31, 1998, and
February 1, 1997, respectively.

Depreciation and Amortization

For financial reporting purposes, the Company provides for depreciation by use of the straight-line method over the estimated useful lives of the assets. Any gain or loss from the disposal of assets is included in income when realized.
Leasehold improvements are amortized over the shorter of their useful lives or the lease period.

Beneficial Operating Lease Rights

Beneficial operating lease rights represent the benefit assigned to favorable lease terms on existing operating leases at the date of acquisition. In accordance with purchase accounting requirements, the Company recorded an asset of $26,128,000 at the acquisition date, which represented the benefit related to favorable lease terms on then existing operating leases. Beneficial operating lease rights are amortized over the remaining terms of the leases (from 3 to 14 years) by use of the straight-line method.

Intangible Assets and Goodwill

The Company has recorded goodwill and certain intangible assets at their fair value when acquired. The intangible assets are amortized on a straight line basis over their estimated lives ranging from six months to five years while goodwill is amortized over 40 years. The Company accounts for long-lived and intangible assets in accordance with Statement of Financial Accounting
Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." The
Company reviews its intangible assets for events or changes in circumstances that might indicate the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of the assets by determining whether the amortization of such long-lived and intangible assets can be recovered over their remaining lives through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company's average cost of funds. At January 30, 1999, no such impairment of assets was indicated.

Stock-Based Compensation

Effective February 4, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at the intrinsic value with disclosure of the effects of the fair value accounting on net income and earnings per share on a pro-forma basis.

Derivative Instruments and Hedging

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. Each interest rate swap agreement is designated with all or a portion of the principal balance of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be received or paid as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The fair value of the swap agreements and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for the Derivative and Hedging Activities", which is effective for fiscal years beginning after June 15, 1998. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company currently expects that, due to its relatively limited use of derivative instruments, the adoption of SFAS No. 133 will not have a material effect on the Company's results of operations or financial position.

Other

For fiscal years 1998, 1997 and 1996, pre-opening costs were charged to expense within the fiscal year that a new store opened on a straight-line basis subsequent to the opening date of the store. Effective January 30, 1999, the Company adopted Statement of Position 98-5, "Start-Up Costs", which requires costs of start-up activities and organization costs to be expensed as incurred. The effect of adopting this statement in fiscal 1998 resulted in a decrease in net income of approximately $1.0 million.

Advertising costs, included in selling, general and administrative expenses, are expensed when incurred. Advertising expense was $20.7 million, $20.7 million and $20.4 million for Fiscal 1998, Fiscal 1997 and Fiscal 1996, respectively.

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during Fiscal 1998. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker or decision making group, in deciding how to allocate its resources and in assessing performance. The Company had only one reportable segment for the fiscal years 1998, 1997 and 1996.

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

The following is a reconciliation of the outstanding shares used in calculating net income (loss) per share for the years ended
January 30, 1999, January 31, 1998 and February 1, 1997:

                     January 30,     January 31,    February 1,
                        1999            1998           1997


Average shares
 outstanding         20,924,496      20,757,494     20,534,129
Dilutive common
 equivalent shares       --              --            316,980
                     ----------      ----------     ----------
Dilutive shares
 outstanding         20,924,496      20,757,494     20,851,109
                     ==========      ==========     ==========

Common stock equivalents for the fiscal years ended January 30, 1999 and January 31, 1998 of 286,880 shares and 1,116,658 shares, respectively, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for these periods.


C.  OTHER CURRENT ASSETS

The major components of other current assets are as follows (in thousands):

                                January 30,    January 31,
                                   1999      1998

Accounts receivable, trade        $ 2,588        $ 2,031
Other accounts receivable           3,135          3,432
Prepaid expenses                    5,806          5,699
                                  -------        -------
Total other current assets.       $11,529        $11,162
                                  =======        =======

D.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. Major additions and improvements are capitalized, while repairs and maintenance are expensed as incurred. Property, plant and equipment at January 30, 1999 and January 31, 1998 consisted of the following (in thousands):


                    Estimated
                    Remaining
                   Useful Life  January 30,   January 31,
                     (Years)       1999           1998

Leasehold costs and
 improvements        1 to 15     $ 54,282      $ 45,616
Furniture, fixtures
 and equipment       3 to 6        75,706        59,950
Capital leases       4 to 5         6,864         6,347
Construction in
 progress                             332           430
                                 --------      --------
                                  137,184       112,343
Less accumulated depreciation
 and amortization                 (75,905)      (64,002)
                                 --------      --------
Net property plant
 and equipment                   $ 61,279      $ 48,341
                                 ========      ========

Depreciation expense for the fiscal years ended January 30, 1999, January 31, 1998, and February 1, 1997 aggregated approximately $11,566,000, $17,151,000 and $10,327,000, respectively. As a result of the Company's review of its "Year 2000" exposure, it was determined that certain computer software, hardware and other related assets will need to be replaced with "Year 2000" compliant systems. The Company has adjusted its depreciation rates to reflect the useful lives of these assets, which resulted in an additional depreciation charge of $6.9 million in the fourth quarter of Fiscal 1997.

Accumulated depreciation and amortization includes accumulated amortization of capital leases of approximately $4,754,000 and $4,301,000 at January 30, 1999 and January 31, 1998,
respectively.

In November 1997, the Company sold the land, building and fixtures in connection with the closing of its Somerville
Distribution Center. The Company incurred a net loss on this transaction of approximately $776,000, which was recorded against the store closing reserve (Note M).

E.  ACCRUED EXPENSES

The major components of accrued expenses are as follows (in thousands):

                           January 30,          January 31,
                              1999                 1998

Rent                          $ 6,853             $ 7,825
Employee compensation
 and benefits                   7,340               6,606
Income taxes                    4,156               3,728
Merchandise credits
 and gift certificates          2,915               3,003
Insurance                       1,862               1,910
Taxes other than
 income taxes                   2,587               1,778
Reserve for store closings        231                 200
Other                           1,595               1,405
                              -------             -------
Total accrued expenses        $27,539             $26,455
                              =======             =======

F.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT

On January 22, 1999, the Company entered into a Second Amended and Restated Revolving Credit Agreement (the "Agreement"). The Agreement includes a $120 million revolving credit facility, expires on January 22, 2002, and is secured by all of the Company's assets. The Agreement replaced the Company's Amended and Restated Revolving Credit and Term Loan Agreement (the "Prior Agreement") dated January 30, 1998, which included a $65.0 million revolving credit facility and a $12.5 million term loan.

Interest rates under the Agreement are, at the Company's option, prime plus 0.5% or LIBOR plus 2.5%. The interest rate is subject to downward adjustment upon the achievement of certain performance criteria. In addition, the Company must pay commitment fees at an annual rate of 0.375% on the average unused portion of the commitment. During Fiscal 1998, under the Prior Agreement, interest rates were, at the Company's option, prime or LIBOR plus 2.0%.

Covenants under the new Agreement contain requirements for cumulative minimum earnings before interest, taxes, depreciation and amortization for specified periods and a minimum ratio of accounts payable to inventory. The Company will not be subject to financial covenants in any fiscal month in which excess availability exceeds certain predetermined levels for each month. As of January 30, 1999, the Company was in compliance with all covenants under the Agreement. In addition, the Agreement prohibits the payment of any dividends.

As of January 30, 1999, the Company had $18.9 million of remaining credit availability under the Agreement. As of that date, outstanding obligations under the Agreement were $38.6 million plus $9.4 million in letter of credit commitments. As of January 31, 1998, the Company had outstanding revolving loans, a term loan and letter of credit commitments under the Prior Agreement of $3.1 million, $12.5 million and $9.3 million, respectively. During Fiscal 1998 and Fiscal 1997, average revolver borrowings outstanding were $25.9 million and $20.5 million, respectively, at average interest rates of 7.8% and 8.0%, respectively. Maximum loan usage under the revolving credit facilities during Fiscal 1998 and Fiscal 1997 was $52.2 million and $38.9 million, respectively.



G.  COMMITMENTS AND CONTINGENCIES

The Company is committed under long-term operating leases for the rental of certain real estate, fixtures and equipment. The leases range from 1 to 24 years and have varying renewal options. The Company is generally required to pay insurance, real estate taxes and other operating expenses and in some cases rentals based on a percentage of sales. The Company also leases real estate and equipment under capital leases with remaining terms from 4 to 5 years.

Future minimum lease payments as of January 30, 1999 are as follows (in thousands):


                                  Capital  Operating
Fiscal years ended                 Leases   Leases

2000                              $  828   $ 34,959
2001                                 828     34,265
2002                                 828     31,067
2003                                 812     25,665
2004                                 700     21,703
Later years                           -     138,504
                                  ------   --------
Total                              3,996   $286,163
Less amount representing interest   (795)  ========
                                  ------
Net total                          3,201
Current portion                     (553)
                                  ------
Long-term portion                 $2,648
                                  ======
Rent expense for the years ended January 30, 1999, January 31, 1998, and February 1, 1997 was approximately $37,289,000, $33,168,000 and $30,364,000, respectively. Rent expense for these periods includes approximately $2,809,000, $2,952,000 and $2,221,000, respectively, for contingent rent based on sales.

The Company is subject to certain contingencies, including legal proceedings and claims arising out of its business that cover a wide range of matters, including, among other, contract and employment claims, general liability claims, and various other customer claims. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of the amounts provided, will not have a material adverse effect on the consolidated financial position or results of operations of the Company.


H.  INCOME TAXES

The provision for income taxes on income (loss) for the years ended January 30, 1999, January 31, 1998 and February 1, 1997 includes the following (in thousands):


                 January 30,  January 31,   February 1,
                    1999         1998          1997

Federal
  Current         $(2,902)     $(1,967)       $  436
  Deferred          2,902        1,967         2,514

State
  Current            (832)        (574)           91
  Deferred            832          574           923
                  -------      -------        ------
Total provision
for income taxes  $    --      $   --         $3,964
                  =======      =======        ======

In May 1996 the Company received federal tax refunds totaling
$9.6 million related to net operating losses carried back to prior years' taxable income.

The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for the years ended January 30, 1999, January 31, 1998 and February 1, 1997:



                      January 30,   January 31,   February 1,
                         1999          1998          1997


Statutory rate          (35.0)%       (35.0)%         35.0%

State income taxes,
 net of federal
 benefit                 (6.6)         (6.4)           6.6

Permanent
 differences             (3.1)         (5.1)           0.4

Other                     --           (2.2)            --

Change in valuation
 allowance               44.7          48.7           (4.0)
                        -----         -----           ----
Effective rate           --  %         --  %          38.0%
                        =====         =====           ====

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 30, 1999 and January 31, 1998 were as follows (in thousands):


                              January 30,      January 31,
                                 1999             1998

Deferred tax assets:
Net operating losses
  and credit
  carryforwards                $  6,276         $  2,856

Rent                                649            1,136
Insurance                           779              799
Inventory                         3,368            3,303
Compensation                      2,801            2,413
Fixed assets                      2,176            1,093
Contributions
  carryforward                    2,356            2,021
Reserves for store
  closings                        1,289            1,376
Other                               789              858
                               --------         --------
                                 20,483           15,855

Valuation allowance             (18,821)         (14,129)
                               --------         --------
                                  1,662            1,726

Deferred tax liabilities:
Fixed assets and
   intangibles                   (1,833)          (1,897)
                               --------         --------
Net deferred taxes             $   (171)        $   (171)
                               ========         ========

Federal income tax carryforwards at January 30, 1999 consisted of $13.4 million of net operating loss, of which approximately $5.1 million expires in January 2013 and approximately $8.3 million expires in January 2019, and approximately $315,000 of general business and alternative minimum tax credits.


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

In addition, certain key employees of the Company participate in a supplementary executive retirement plan, which is indirectly funded through life insurance policies.

The following is a reconciliation of the benefit obligations (in thousands) for the years ended:



                      January 30,  January 31,
                         1999         1998


Benefit obligation
 at beginning of year  $10,381      $ 8,603
Service cost               804          586
Interest cost              881          683
Actuarial loss           2,083          826
Benefits paid             (325)        (317)
                       -------      -------
Benefit obligation
 at end of year        $13,824      $10,381
                       =======      =======

The following table sets forth the change in the plan assets (in thousands) for the years ended:


                               January 30,   January 31,
                                  1999          1998


Fair value of plan assets at
 beginning of year               $ 8,304     $ 6,421
Actual return on plan assets       1,415       1,277
Employer contributions               834         923
Benefits paid                       (325)       (317)
                                 -------     -------
Fair value of plan assets at
 end of year                     $10,228     $ 8,304
                                 =======     =======

The following shows the plan's funded status (in thousands) as of:


                                 January 30,  January 31,
                                    1999         1998

Funded status                     $(3,596)     $(2,077)
Unrecognized transition
 obligation                           173          198
Unrecognized prior service cost       229          260
Unrecognized net actuarial loss     1,622          252
                                  -------      -------
Accrued benefit cost at end
 of year                          $(1,572)     $(1,367)
                                  =======      =======

The amounts recognized in the consolidated balance sheets consist of the following (in thousands) as of:


                                    January 30,   January 31,
                                       1999          1998

Prepaid benefit cost, net             $   708       $   440
Accrued benefit liability              (3,027)       (1,993)
Intangible asset                          358           186
Accumulated other
 comprehensive income                     389           --
                                      -------       -------
Accrued benefit cost, net             $(1,572)      $(1,367)
                                      =======       =======

The above accrued benefit cost represents the accrued benefit cost of the supplemental employee retirement plan of approximately $2,279,000 and $1,807,000 at January 30, 1999 and January 31, 1998, respectively, net of the prepaid benefit cost of the pension plan of approximately $707,000 and $440,000 at January 30, 1999 and January 31, 1998, respectively.

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.75% and 4.0%, respectively, for Fiscal 1998 and 7.0% and 4.0%, respectively, for Fiscal 1997. The expected long-term rate of return on plan assets was 9.0%.

Net pension cost for the Company's plans included the following components (in thousands) for the years ended:

                       January 30,  January 31,   February 1,
                          1999         1998          1997

Service cost            $  804       $  586        $  624
Interest cost              881          683           632
Expected return on
 plan assets              (765)        (604)         (487)
Amortization of
 transition obligation      25           25            25
Amortization of
 prior service cost         32           32            32
Recognized net
 actuarial loss (gain)      62          (46)           92
                        ------       ------        ------
Net periodic
 benefit cost           $1,039       $  676        $  918
                        ======       ======        ======

The Company has a thrift incentive plan to which eligible employees may make pre-tax contributions of up to 10% of their salary, as allowed under Section 401(k) of the Internal Revenue Code. The Company contributed approximately $271,000, $201,000 and $250,000 in matching contributions to this plan for the years ended January 30, 1999, January 31, 1998 and February 1, 1997, respectively.

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

On February 12, 1999, the Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights were distributed to stockholders of record as of March 5, 1999 as a dividend at the rate of one Right for each share of the Company's common stock. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share, at an exercise price of $25. The Rights are not exercisable until the occurrence of certain events and expire on March 4, 2009.

The Company has four stock option plans: the 1988 Stock Option Plan, the 1990 Equity Incentive Plan, the 1993 Stock Option Plan for Non-Employee Directors and the 1998 Stock Incentive Plan. Under such plans, the Company initially reserved for issuance 2,106,786, 1,100,000, 250,000 and 750,000 shares of Common Stock, respectively.

The 1988 Stock Option Plan provided for the grant of both incentive stock options and non-statutory options. The term of options was not to exceed 10 years and, unless otherwise specified by the Board, each option became exercisable in cumulative annual installments of 25% beginning on the second anniversary of the grant date. As of January 30, 1999, the Company may no longer grant options under the 1988 Stock Option Plan.

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

The 1998 Stock Incentive Plan provides for the grant of incentive stock options, non-statutory options, stock appreciation rights, restricted stock, unrestricted stock, deferred stock grants and performance awards. Directors and executive officers are not eligible for grants under this plan. The terms and exercise price of each grant will be determined by the Board.

On November 17, 1998, options to purchase a total of 498,600 shares issued under the Company's 1988 Stock Option Plan and 1990 Equity Incentive Plan, were cancelled and options to purchase a total of 373,950 shares with an exercise price of $2.09 per share, the fair market value at that date, were issued in their place under the 1998 Stock Incentive Plan.

The following table summarizes stock option transactions:


                                       Weighted
                          Option        Average
                         Activity    Exercise Price


Balance as of
February 3, 1996        1,992,494        $3.74
Options granted           927,800         4.21
Options exercised         (42,659)        0.75
Options canceled         (115,426)        5.55
                        ---------
Balance as of
February 1, 1997        2,762,209         3.87
Options granted           496,500         6.07
Options exercised        (263,501)        2.32
Options canceled         (125,875)        4.16
                        ---------
Balance as of
January 31, 1998        2,869,333         4.38
Options granted           768,958         3.08
Options exercised         (32,899)        2.10
Options canceled         (616,150)        5.23
                        ---------
Balance as of
January 30, 1999        2,989,242         3.89
                        =========

The following table summarizes information about the options outstanding and exercisable at January 30, 1999:

Options Outstanding
-------------------
Range of                        Weighted       Weighted
Exercise          Number        Remaining      Exercise
Prices          Outstanding     Life/Years       Price

$0.21-3.94        1,817,192        5.88          $2.93
$4.00-7.34        1,121,675        6.59           5.24
$8.13-10.25          50,375        4.66           8.53

Options Exercisable
-------------------
Range of                            Weighted
Exercise              Number        Exercise
Prices             Outstanding        Price

$0.21-3.94          1,057,834         $3.15
$4.00-7.34            412,013          5.31
$8.13-10.25            47,875          8.47


As of January 30, 1999 and January 31, 1998 the number of shares of common stock reserved for future stock option grants was 978,262 and 713,334, respectively. As of January 30, 1999, January 31, 1998 and February 1, 1997, options to purchase 1,517,722, 1,564,121 and 1,138,428 shares, respectively, were exercisable under option plans at a weighted average exercise price of $3.90, $3.95 and $3.61 per share, respectively.

The exercise of non-statutory stock options results in state and federal income tax benefits to the Company arising from the difference between the market price at the date of exercise and the option price.

The Company offered an employee stock purchase plan (the "purchase plan") through which all regular employees with more than six months of continuous service (excluding those owning 5% or more of the Company's stock) were eligible to participate. Purchases of common stock occurred twice at the end of six-month periods at 85% of the lesser of the value of the common stock at the beginning or the end of the period. A total of 450,000 shares of common stock were reserved under the purchase plan. As of January 30, 1999, no shares remained under this plan.

Effective February 4, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at the intrinsic value with disclosure of the effects of the fair value accounting on net income and earnings per share on a pro-forma basis. Had compensation cost for the stock option plans been determined using the fair value method, the Company's Fiscal 1998, Fiscal 1997 and Fiscal 1996 pro-forma net income (loss) and earnings (loss) per share would have been as follows (in thousands):


Fiscal year ended       January 30,   January 31,   February 1,
                           1999          1998          1997

Net income (loss)
  As reported            $ (9,498)     $(5,760)        $6,466
  Pro-forma               (10,218)      (6,975)        $5,652

Basic  earnings (loss) per
  share
  As reported            $  (0.45)     $ (0.28)        $ 0.31
  Pro-forma              $  (0.49)     $ (0.34)        $ 0.28

Diluted earnings (loss) per
  share
  As reported            $  (0.45)     $ (0.28)        $ 0.31
  Pro-forma              $  (0.49)     $ (0.34)        $ 0.27

Consistent with SFAS No. 123, pro-forma net income (loss) and earnings (loss) per share have not been calculated for options granted prior to January 29, 1995. Pro-forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of options granted during Fiscal 1998, Fiscal 1997 and Fiscal 1996 was $2.70, $4.79 and $3.50,
respectively. The values were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in Fiscal 1998, Fiscal 1997 and Fiscal 1996, respectively; risk-free interest rate of 4.97%, 6.58% and 7.0%, expected lives of ten years for all periods, expected volatility of 135.63%, 65.7% and 73.2% and expected dividend yield of the stock over the option's life of 0%.

K.          COMPREHENSIVE INCOME

During Fiscal 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. At January 30, 1999, the only item of comprehensive income related to an additional minimum pension liability recorded during the fiscal year.

L.SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except
   per share amounts)  1st Qtr    2nd Qtr    3rd Qtr    4th Qtr

Fiscal year ending January 30, 1999
-----------------------------------
Net sales             $127,647   $131,396   $154,772   $174,724
Gross profit (a)        30,475     32,192     37,867     33,254
Net income (loss)     $   (741)  $    996   $   (272)  $ (9,481)
Basic EPS (b)         $  (0.04)  $   0.05   $  (0.01)  $  (0.45)
Diluted EPS (b)       $  (0.04)  $   0.05   $  (0.01)  $  (0.45)

Fiscal year ending January 31, 1998
-----------------------------------
Net sales             $120,451   $126,329   $152,471   $155,070
Gross profit (a)        29,242     29,422     38,129     30,284
Net income (loss)     $    557   $  1,193   $  3,228   $(10,738)
Basic EPS (b)         $   0.03   $   0.06   $   0.16   $  (0.51)
Diluted EPS (b)       $   0.03   $   0.06   $   0.15   $  (0.51)


(a) Gross profit equals net sales less cost of sales, including buying, receiving and occupancy costs.
(b) In accordance with Accounting Principles Board Opinion
    No. 15, the quarterly per share earnings do not necessarily aggregate to the annual per share earnings.


M.RESTRUCTURING CHARGES

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

In addition, in the fourth quarter of Fiscal 1995, a $15.9 million charge was recorded for inventory cost markdowns relating to exiting certain lines of apparel and a $2.8 million charge was recorded for the write-off of certain impaired assets, including computer hardware that previously supported systems that have been displaced in connection with the ongoing system development program.

The following is an analysis of the activity within the store closing reserve during the years ended January 30, 1999, January
31, 1998 and February 1, 1997:

                              January 30,   January 31,   February 1,
                                 1999          1998          1997

Balance, beginning
  of year                       $2,537        $5,265        $11,502
Charges:
Distribution center charge         --            --             750
Reductions:
    Write-off leasehold
      improvements and fixtures    --            --           2,731
    Severance arrangements and
      related expenses             --            --             132
    Obligations for leased
      properties                   208         1,080          3,704
    Distribution center closing    --          1,648            420
                                ------        ------        -------
Balance, end
  of year                       $2,329        $2,537        $ 5,265
                                ======        ======        =======

The $2.3 million remaining as of January 30, 1999 is expected to be utilized over the remaining lease term of one of the stores closed in Fiscal 1995. The lease expires in Fiscal 2009.


N.DEFERRED REVENUE

On November 24, 1993 the Company sold its leasehold interest in a retail property located on North Michigan Avenue in Chicago, Illinois in exchange for a combination of cash and notes receivable. Simultaneously, the Company entered into a fifteen year lease of this property with the new owner. Deferred revenue represents the excess of the Company's proceeds from the sale over the cost of its investment in the related property and is being amortized over the life of the lease. The Company amortized $167,000 during each of Fiscal 1998, Fiscal 1997 and Fiscal 1996. Under the terms of the sale agreement, the Company is entitled to a percentage of the net cash flow that may be generated by the new owner's development of this property. To date, the Company has not recognized any revenues related to this project.


O.   INTEREST RATE SWAP AGREEMENTS

At January 30, 1999, the Company had outstanding two interest rate swap agreements, having total notional principal amounts of $26.0 million. The agreements were entered into as a hedge against increasing LIBOR rates and have fluctuating notional amounts to reflect the seasonality of the Company's business. The interest rate swap agreements mature on February 3, 2001. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements, however the Company does not anticipate nonperformance by the counterparties.

The following table provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For variable rate obligations, the table presents the applicable floating rate index. For interest rate swaps, the table presents weighted average notional amounts and interest rates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                                                          Fair
                                                          Value
                            January 29,   February 3,   January 30,
                               2000          2001          1999

Revolving Credit Facility
  Expected Maturity             --            --          $38,561
  Avg. Interest Rate          LIBOR         LIBOR
                              +2.5%         +2.5%
                            or Prime      or Prime
                              +0.5%         +0.5%
Interest Rate Swaps
Pay Fixed/Receive
  Variable                   $25,750       $25,750
Average Pay Rate               5.73%         5.73%
Average Receive
  Rate                        LIBOR         LIBOR



               REPORT OF INDEPENDENT PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders of Filene's Basement
Corp.:

We have audited the accompanying consolidated balance sheets of Filene's Basement Corp. and subsidiary (a Massachusetts corporation) as of January 30, 1999 and January 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended January 30, 1999, January 31, 1998, and February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Filene's Basement Corp. and subsidiary as of January 30, 1999 and January 31, 1998 and the consolidated results of their operations and their cash flows for the years ended January 30, 1999, January 31, 1998, and February 1, 1997 in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 16, 1999






Price Range of Common Stock (Unaudited)



Since April 30, 1991, the Company's common stock has been available for quotation on The Nasdaq Stock Market under the Symbol "BSMT". The following table sets forth, for the periods indicated the high and low sale prices per share of the Company's common stock as quoted through The Nasdaq Stock Market:

               Fiscal year ended    Fiscal year ended
               January 30, 1999     January 31, 1998
                 High      Low        High      Low

First Quarter   $6.00     4.06       $8.69     5.63
Second Quarter   6.56     3.94        7.25     5.63
Third Quarter    4.75     1.38        9.75     6.63
Fourth Quarter   3.75     1.44        7.63     4.00

The last reported sale price per share of the Company's common stock as quoted on The Nasdaq Stock Market on April 5, 1999 was
$1.91. As of April 5, 1999 the Company had 1,585 shareholders of record.

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




             FILENE'S BASEMENT CORP. INVESTOR INFORMATION



Investor Relations
Investor inquiries are most welcome, and individuals are invited to contact us by letter to request Company information. A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999 may also be obtained without charge.

    Filene's Basement
    40 Walnut Street
    Wellesley, Massachusetts 02481
    (617) 348-7000

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

Annual Meeting
The Annual Meeting of Stockholders will be held Tuesday, June 22,
1999 at 2:30 p.m. at The Westin Hotel, Waltham, Massachusetts.
All stockholders are invited to attend.

Stock Listing
Filene's Basement Corp. common stock is listed on The Nasdaq
Stock Market, under the symbol BSMT.

Corporate Officers
Samuel J. Gerson            Chairman, Chief Executive Officer and Director
W. Jay Carothers            President, Chief Operating Officer and Director
Steven Siegel               Executive Vice President, Chief Financial
                              Officer, Treasurer and Clerk

Outside Directors
John Eyler                  President and Chief Executive Officer, FAO
                              Schwartz, New York, New York
Robert P. Henderson         General Partner, Greylock Management
                              Corporation, Boston, Massachusetts
Harold Leppo                Chief Executive Officer, Harold Leppo and Co.,
                              Retail Consultants, Stamford, Connecticut
Paul D. Paganucci           Chairman of the Board, Ledyard National Bank,
                              Hanover, New Hampshire
Dorsey R. Gardner           President, Kelso Management Company, Inc.,
                              Boston, Massachusetts
Mone Anathan III            Former President and Chief Operating Officer,
                              Filene's Basement Corp.

General Counsel
Hale and Dorr LLP Boston, Massachusetts

Independent Auditors
Arthur Andersen LLP Boston, Massachusetts



               FILENE'S BASEMENT CORP. STORE LOCATIONS

CONNECTICUT
Corbin's Corner, CT 06110
Corbin's Corner Shopping Center

Orange, CT 06477
550-560 Boston Post Road

Manchester, CT 06040
1510 Pleasant Valley Road

Stamford, CT 06905
27-29 High Ridge Rd.


FLORIDA
Sunrise, FL 33323
12801 West Sunrise Blvd.


ILLINOIS
Chicago, IL 60602
1 North State Street

Chicago, IL 60611
830 North Michigan Ave

Chicago, IL 60657
The Broadway at Surf
2838 North Broadway

Oak Brook, IL 60521
Shops at Oak Brook Place
2155 West 22nd Street

Skokie, IL 60077
Orchard Place
4831 Golf Road


MAINE
Portland, ME 04106
The Maine Mall


MARYLAND
Rockville Pike , MD 20852
Mid Pike Plaza
11840 Rockville Pike Road

Towson, MD 21204 (+)
Towson Market Place
1238 Putty Hill Ave.


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

Totowa, NJ 07152 (+)
670 Union Boulevard

Union, NJ 07083 (+)
2463 US Highway West

NEW YORK
Carle Place, NY 11514
99 Old Country Road

Flushing, NY 11365
187-04 Horace Harding Expressway

Huntington, NY 11745
350 Route 110

Manhasset, NY 11030
1400 Northern Blvd.

New York, NY 10011
620 Avenue of Americas

New York, NY 10024
2222-2226 Broadway

Scarsdale, NY 10583
Midway Shopping Center
935 Central Park Ave.

Spring Valley, NY 10977 (+)
4949 Spring Valley Marketplace


PENNSYLVANIA
Berwyn, PA 19312
Best Shopping Plaza
254 West Swedesford Road

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

Washington, DC 20045
Shops at National Press
529 14th Street NW


(+)   Denotes Aisle 3 Store